SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F    ✓              Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No    ✓

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the nine-month period ended on March 31, 2009 and on March 31, 2008 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the nine-month periods

beginning on July 1, 2008 and 2007

and ended March 31, 2009 and 2008

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Balance Sheets as of March 31, 2009 and June 30, 2008

In thousands of pesos (Notes 1, 2 and 3)

	March 31, 2009	June 30, 2008		March 31, 2009	June 30, 2008
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 5)	53,310	161,748	Trade accounts payable (Note 12)	160,659	242,063
Investments (Note 9)	235,555	383,444	Mortgages payable (Note 13)	2,812	2,919
Accounts receivable, net (Note 6)	238,672	186,017	Customer advances (Note 14)	102,639	104,584
Other receivables and prepaid expenses (Note 7)	128,325	109,031	Short-term debt (Note 15)	327,595	187,234
Inventories (Note 8)	19,180	53,602	Salaries and social security payable	22,714	33,955

Total Current Assets	675,042	893,842	Taxes payable (Note 16)	136,981	76,708

			Other liabilities (Note 16)	48,378	93,017
			Subtotal Current Liabilities	801,778	740,480
			Allowances	2,515	1,787
			Total Current Liabilities	804,293	742,267

			NON-CURRENT LIABILITIES
			Trade accounts payable (Note 12)	46,766	55,140
			Mortgages payable (Note 13)	—	1,538
NON-CURRENT ASSETS			Customer advances (Note 14)	140,619	98,797
Accounts receivable, net (Note 6)	3,713	10,395	Long-term debt (Note 15)	1,131,350	1,119,726
Other receivables and prepaid expenses (Note 7)	225,619	140,314	Taxes payable (Note 16)	48,301	35,327
Inventories (Note 8)	156,975	129,178	Other liabilities (Note 16)	59,613	30,385
Investments (Note 9)	810,568	833,373	Subtotal Non-Current Liabilities	1,426,649	1,340,913
Fixed assets, net (Note 10)	2,702,875	2,530,141	Allowances	7,033	7,899
Intangible assets, net	8,538	8,612	Total Non-Current Liabilities	1,433,682	1,348,812

Subtotal Non-Current Assets	3,908,288	3,652,013	Total Liabilities	2,237,975	2,091,079

Negative goodwill, net (Note 11)	(64,273)	(73,883)	Minority interest	448,114	456,715

Total Non-Current Assets	3,844,015	3,578,130	SHAREHOLDERS’ EQUITY	1,832,968	1,924,178

Total Assets	4,519,057	4,471,972	Total Liabilities and Shareholders’ Equity	4,519,057	4,471,972

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Executive Vice-President acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Income

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

In thousands of pesos, except “earnings per share” (Notes 1, 2 and 3)

	March 31, 2009	March 31, 2008
Revenues	831,960	828,477
Costs	(358,629)	(364,318)

Gross profit	473,331	464,159

Gain from recognition of inventories at net realizable value	10,537	6,137
Selling expenses	(185,462)	(158,221)
Administrative expenses	(110,231)	(86,997)

Subtotal	(285,156)	(239,081)

Net loss from retained interest in securitized receivables	(48,959)	(1,416)

Operating income (Note 4)	139,216	223,662

Amortization of negative goodwill, net	1,513	1,126

Financial results generated by assets:
Interest income	7,205	10,685
Interest on discounting assets	(7,439)	(3,417)
Net unrealized loss on investments and others	(45,762)	(15)
Gain from coverage operations (Note 24)	10,480	—
Foreign exchange gain	45,178	18,411

Subtotal	9,662	25,664

Financial results generated by liabilities:
Interest on discounting liabilities	(83)	(745)
Foreign exchange loss	(178,167)	(24,160)
Gain on repurchase of debt (Note 22.2 and Note 29 Unaudited Basic Financial Statements)	66,804	—
Interest expense and others	(105,544)	(74,807)

Subtotal	(216,990)	(99,712)

Financial results, net	(207,328)	(74,048)

Loss on equity investees	(62,859)	(16,523)
Other expenses, net (Note 17)	(7,965)	(3,579)

(Loss) income before taxes and minority interest	(137,423)	130,638

Income tax and Minimum Presumed Income Tax (MPIT)	1,875	(76,837)
Minority interest	29,371	(30,922)

Net (loss) income for the period	(106,177)	22,879

Earnings per share
Basic net (loss) income per share (Note 25)	(0.183)	0.042
Diluted net (loss) income per share (Note 25)	(0.183)	0.042

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Executive Vice-President acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

In thousands of pesos (Notes 1, 2 and 3)

	March 31, 2009	March 31, 2008
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	389,004	708,523
Cash and cash equivalents as of the end of the period	120,909	517,493

Net decrease in cash and cash equivalents	(268,095)	(191,030)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the period	(106,177)	22,879
(Less) Plus income tax and MPIT accrued for the period	(1,875)	76,837
Adjustments to reconcile net (loss) income to cash flows from operating activities:
• Loss on equity investees	62,859	16,523
• Amortization of negative goodwill, net	(1,513)	(1,126)
• Minority interest	(29,371)	30,922
• Allowances and provision	99,028	42,686
• Amortization and depreciation	101,782	91,455
• Financial results, net	221,904	46,266
• Gain from recognition of inventories at net realizable value	(10,537)	(6,137)
• Gain from barter of inventories	(2,867)	—
• Gain for repurchase of debt	(66,804)	—
Changes in certain assets and liabilities net of non-cash transactions:
• (Increase) Decrease in current investments	(74,693)	18,526
• Increase in non-current investments	(908)	(768)
• Increase in accounts receivables, net	(82,101)	(79,711)
• Increase in other receivables and prepaid expenses, net	(96,198)	(29,493)
• Decrease in inventories	27,637	89,626
• Increase in intangible assets, net	(1,671)	(560)
• Increase (Decrease) in taxes payable and social security payable	63,017	(82,727)
• Increase in customer advances	63,108	21,731
• (Decrease) Increase in trade accounts payable	(94,887)	16,274
• Increase (Decrease) in accrued interest	310	(4,640)
• Increase in allowances	9,548	—
• Decrease in other liabilities	(34,904)	(7,331)

Net cash provided by operating activities	44,687	261,232

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increase in interest of related parties	(87,127)	—
• Acquisitions and improvements of fixed assets	(215,834)	(449,195)
• Acquisitions of undeveloped parcels of land and other non current investments	(2,587)	(1,255)
• Advance payments for the acquisition of shares	(984)	(769)
• Loans granted to related parties	(2,210)	—
• Cash collected from insurance claims	—	3,760

Net cash used in investing activities	(308,742)	(447,459)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Capital contribution by minority owners in related companies	—	24,664
• Increase in short-term and long-term debt	120,265	—
• Payment of short-term debt and long-term debt	(81,796)	(150,576)
• Capital contribution from minority shareholders	36,164	—
• Decrease in mortgages payable	(1,536)	(14,791)
• Issuance of common stock	—	163,416
• Dividends paid by subsidiaries to minority shareholders	(22,084)	(23,452)
• Repurchase of debt	(55,053)	(4,064)

Net cash used in financing activities	(4,040)	(4,803)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(268,095)	(191,030)

(1)	Includes cash, and bank and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Alejandro G. Elsztain Executive Vice-President acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

In thousands of pesos (Notes 1, 2 and 3)

	March 31, 2009	March 31, 2008
Supplemental cash flow information
• Interest paid	124,072	103,174
• Income tax paid	12,962	54,821

Non-cash activities:

• Transfer of undeveloped parcels of land to inventories	4,878	—
• Transfer of inventories to undeveloped parcels of land	—	705
• Transfer of fixed assets to inventories	25,410	—
• Issuance of Trust Exchangeable Certificates	35,875	74,335
• Decrease in accounts payable through a decrease in undeveloped parcels of land	5,445	—
• Increase in other receivable and prepaid expenses through a decrease in undeveloped parcels of land	4,065	—
• Increase in fixed assets, net through an increase in accounts payable	9,802	2,777
• Increase in negative goodwill, net through a decrease in minority interest	8,150	—
• Transitory difference in conversion of investments	14,967	—
• Conversion of debt into common shares	—	59,174
• Increase in long-term investments through a decrease in other receivables and prepaid expenses	—	3,995
• Capitalization of financial costs	72,134	—

Alejandro G. Elsztain Executive Vice-President acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to Unaudited Consolidated Financial Statements

In thousands of pesos

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its unaudited balance sheets at March 31, 2009 and June 30, 2008 and the unaudited statements of income and cash flows for the nine-month periods ended March 31, 2009 and 2008 line by line with the unaudited financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Federacion Argentina de Consejos Profesionales de Ciencias Economicas (“FACPCE”) and approved by the Consejo Profesional de Ciencias Economicas de La Ciudad Autónoma de Buenos Aires (“CPCECABA”) and by the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The Unaudited Consolidated Financial Statements include the assets, liabilities and results of operations of the following subsidiaries:

	March 31, 2009	June 30, 2008	March 31, 2009	June 30, 2008
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A.	100.00	100.00	100.00	100.00
Pereiraola S.A.I.C.I.F.y A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A.	100.00	100.00	100.00	100.00
Quality Invest S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A.	100.00	100.00	100.00	100.00
Patagonian Investment S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A.	90.00	90.00	90.00	90.00
Financel Communications S.A. (1)	—	80.00	—	80.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”)	63.34	63.34	63.34	63.34
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A.	100.00	100.00	100.00	100.00
(1) Created in August 2007 and sold in December 2008 without having started its operations.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 1:	(Continued)

In addition, the assets, liabilities and results of operations of the Company subsidiaries that follow have been included in the Unaudited Consolidated Financial Statements, applying the proportionate consolidation method.

	March 31, 2009	June 30, 2008	March 31, 2009	June 30, 2008
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
Rummaala S.A (2)	50.00	50.00	50.00	50.00
CYRSA S.A. (2)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (1)	50.00	50.00	50.00	50.00
(1) The Company holds joint control of this company with Euromayor S.A. (2) The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (see Note 21 A.2.).

b.	Comparative Information

Balances items as of June 30, 2008 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances for the nine-month period ended March 31, 2009 of income, and cash flows statements are shown for comparative purposes with the same period of the previous fiscal year.

The financial statements as of June 30, 2008 and as of March 31, 2008 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of March 31, 2009.

NOTE 2:	CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date again, the restatement of the financial statements was discontinued.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 2:	(Continued)

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items was the domestic whole revenue price index published by the National Institute of Statistics and Census.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. The Note 1 to the Unaudited Basic Financial Statements details the most significant accounting policies applied by the Company. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue recognition

In addition to the description in the Unaudited Basic Financial Statements:

•	Net income for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 3:	(Continued)

a.	(Continued)

calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants a monthly administration fees relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A. and Comercializadora Los Altos S.A. (Altocity.com S.A.’s continuing company), companies in which Alto Palermo S.A. has shares of 99.9999% and 100% respectively, act as the leasing agents for APSA bringing together the Company and potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa S.A.’s and Comercializadora Los Altos S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 3:	(Continued)

a.	(Continued)

•	Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the period irrespective of whether collection has or has not been made.

•	Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

b.	Intangible assets, net

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

This item reflects expenses generated by the opening of shopping malls restated as mentioned in Note 2. Those expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

•	Projects development expenses

Intangible assets, related to new projects development expenses, have been valued at acquisition cost and they will be amortized during the period in which the Company starts developing the project.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 3:	(Continued)

b.	(Continued)

The value of the intangible assets does not exceed their estimated recoverable value at period end.

c.	Investment in Banco Hipotecario S.A.

The negative goodwill arising from the acquisition of shares in Banco Hipotecario (See Note 21 A.5. to the Unaudited Consolidated Financial Statements) has been measured at cost, which had been calculated as the difference between the amount paid for such investment and the book value of the equity interest acquired. The Company is now analyzing the effects of the allocation of the purchase value according to the provisions under Technical Resolution No. 21.

d.	Negative goodwill, net

i) Negative goodwill: Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life, that in no case exceed 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Includes goodwill originated from the purchase of shares of Emprendimiento Recoleta S.A., Empalme S.A.I.C.F.A y G. (“Empalme”) and Mendoza Plaza Shopping S.A. (through APSA) and Palermo Invest S.A., APSA, Banco Hipotecario S.A and Tyrus S.A.

ii) Goodwill: The goodwill represents the excess of the acquisition cost over the net assets’ market value of the business acquired to the share percentage.

Includes the goodwill originated by the purchase of shares of Tarshop S.A. and Fibesa S.A. (through APSA) and APSA.

Additionally, also includes goodwill originated from the purchase of net assets of Museo Renault and Torre BankBoston.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 3:	(Continued)

d.	(Continued)

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weight average of the remaining useful life of the assets acquired.

The residual value of goodwill arising from acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the Negative Goodwill” caption of the statement of income.

Values thus obtained do not exceed the respective estimated recoverable values at period/year end.

e.	Liabilities in kind related to barter transactions

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. The Company estimates that this value does not exceed the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade account payables”.

NOTE 4:	NET OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Sales and development of properties, Office and others, Shopping centers, Hotel, Consumer finance segment, and financial operations and others. As mentioned in Note 1, the Unaudited Consolidated Statements of income were prepared following the guidelines of Technical Resolution No. 21 of the FACPCE.

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and sale of building business.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 4:	(Continued)

•	Office and others

This segment includes the operating results of the Company's lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the activity of Company's shopping centers principally comprised of lease and service revenues from tenants.

•	Hotel operations

This segment includes the operating results of the Company's hotels principally comprised of room, catering and amenities of restaurant revenues.

•	Consumer financing

This segment manages the Company's portfolio of credit card accounts issued by Tarshop S.A., APSA’s subsidiary.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the Unaudited Basic Financial Statements and in Note 3 to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of March 31, 2009

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	137,100	106,597	283,591	127,139	175,703	1,830	831,960
Costs	(86,319)	(21,770)	(79,105)	(74,224)	(97,211)	—	(358,629)
Gross profit	50,781	84,827	204,486	52,915	78,492	1,830	473,331
Gain from recognition of inventories at net realizable value	10,537	—	—	—	—	—	10,537
Selling expenses	(2,066)	(9,162)	(21,760)	(15,455)	(137,019)	—	(185,462)
Administrative expenses	(14,078)	(21,506)	(36,362)	(25,567)	(12,718)	—	(110,231)
Net loss from retained interest in securitized receivables	—	—	—	—	(48,959)	—	(48,959)

Operating income (loss)	45,174	54,159	146,364	11,893	(120,204)	1,830	139,216

Depreciation and amortization (b)	555	18,644	62,434	13,453	4,316	—	99,402

Addition of fixed assets and intangible assets	9,223	18,287	183,564	6,431	—	—	217,505
Non-current investments in other companies	24,544	76,615	—	—	—	257,928	359,087

Operating assets	435,800	987,188	1,748,229	226,327	175,399	—	3,572,943
Non-operating assets	32,320	69,620	169,422	23,563	3,237	647,952	946,114
Total assets	468,120	1,056,808	1,917,651	249,890	178,636	647,952	4,519,057

Operating liabilities	23,775	113,945	340,085	32,702	102,684	—	613,191
Non-operating liabilities	287,218	259,132	693,642	181,679	112,033	91,080	1,624,784
Total liabilities	310,993	373,077	1,033,727	214,381	214,717	91,080	2,237,975

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of March 31, 2008

	Development and Sale of Properties	Office and Other Non-Shopping Center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	175,191	72,976	252,043	115,078	212,673	516	828,477
Costs	(140,592)	(21,593)	(70,560)	(60,110)	(71,082)	(381)	(364,318)
Gross profit	34,599	51,383	181,483	54,968	141,591	135	464,159
Gain from recognition of inventories at net realizable value	6,137	—	—	—	—	—	6,137
Selling expenses	(5,215)	(2,388)	(17,876)	(11,152)	(121,590)	—	(158,221)
Administrative expenses	(15,400)	(14,750)	(24,918)	(24,486)	(7,443)	—	(86,997)
Net loss from retained interest in securitized receivables	—	—	—	—	(1,416)	—	(1,416)

Operating income	20,121	34,245	138,689	19,330	11,142	135	223,662

Depreciation and amortization (b)	220	21,388	54,719	9,777	1,409	—	87,513

Addition of fixed assets and intangible assets (c)	3,118	442,585	250,887	40,077	6,822	—	743,489
Non-current investments in other companies (c)	23,508	—	—	—	—	294,742	318,250

Operating assets (c)	436,392	999,060	1,642,341	233,613	113,052	—	3,424,458
Non-operating assets (c)	26,519	57,433	62,649	18,426	21,068	861,419	1,047,514
Total assets (c)	462,911	1,056,493	1,704,990	252,039	134,120	861,419	4,471,972

Operating liabilities (c)	25,530	100,430	250,957	33,115	205,671	—	615,703
Non-operating liabilities (c)	247,320	209,399	662,174	199,813	75,714	80,956	1,475,376
Total liabilities (c)	272,850	309,829	913,131	232,928	281,385	80,956	2,091,079

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information as of June 30, 2008.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 5:	CASH AND BANKS

The breakdown for this item is as follows:

	March 31, 2009	June 30, 2008
Cash in local currency	4,991	4,930
Cash in foreign currency	1,587	931
Banks in local currency	17,636	39,736
Banks in foreign currency	28,364	114,524
Checks to be deposited	732	1,627

	53,310	161,748

NOTE 6:	ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	March 31, 2009		June 30, 2008
	Current	Non- Current	Current	Non- Current
Leases and services receivables	60,401	1,458	53,203	17
Notes receivables	7,123	908	6,653	2,100
Credits cards receivables	1,288	—	47	—
Consumer financing receivables (Tarshop)	143,250	8,698	116,972	9,684
Checks to be deposited	52,913	—	52,244	—
Receivables from the sale of properties	7,111	214	1,591	550
Debtors from leases under legal proceedings	34,490	—	28,141	—
Hotel receivables	11,194	—	10,076	—
Receivables with collection agents (Tarshop)	4,689	—	3,829	—
Pass-through expenses receivables	30,808	—	14,843	—
Debtors under legal proceedings and past due debts	1,417	—	1,409	—
Related parties (Note 18)	8,025	—	1,730	—
Less:
Allowance for doubtful accounts	(124,037)	(7,565)	(104,721)	(1,956)

	238,672	3,713	186,017	10,395

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 7:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	March 31, 2009		June 30, 2008
	Current	Non-Current	Current	Non-Current
Related parties (Note 18)	3,659	4	26,582	4
Receivable from the sale of shares (2)	33,852	—	27,527	—
Value Added Tax (“VAT”)	141	61,479	1,811	31,064
Prepaid expenses and services	22,043	1,612	21,508	244
Related parties Shareholder’s, receivable	21,294	—	—	—
Guarantee deposits resecuritization (Note 23 B.4)	5,966	3,667	6,497	12,931
Expenses to be recovered	4,523	—	5,184	—
Gross income tax prepayment	2,405	1,948	840	1,173
MPIT	—	54,301	7,799	23,536
Income tax, net	12,928	—	1,208	—
Pre-paid insurance	711	—	384	—
Guarantee of defaulted credits (Note 20 A .ii)	3,948	—	457	3,178
Loans granted	3,885	—	1,515	—
Deferred Income Tax	—	111,256	—	70,055
Advance to Director’s fees (1) (Note 18)	2,286	—	—	—
Mortgage receivable	—	2,208	—	2,208
Allowance for doubtful mortgage receivable	—	(2,208)	—	(2,208)
Present value – other receivables	—	(12,999)	—	(5,587)
Coverage operations (Nota 24)	1,099	—	—	—
Receivable for third party services offered in Tarshop S. A. stores	3,222	—	1,578	—
Others	6,363	4,351	6,141	3,716

	128,325	225,619	109,031	140,314

(1) Disclosed net of allowances for directors fees of Ps. 8,047. (2) See Note 4(1) to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	March 31, 2009		June 30, 2008
	Current	Non- Current	Current	Non- Current
Credit from barter transaction of Dique III 1 c) (2)	3,299	—	42,485	—
Credit from barter transaction of Benavidez (4)	—	9,995	—	9,995
Abril / Baldovinos	3,239	1,967	4,377	3,352
Horizons (Note 21 A.2)	—	89,966	—	64,300
Credit from barter transaction of Caballito (Cyrsa) (3)	—	21,087	—	19,742
Credit from barter transaction of Caballito (Koad) (1)	8,545	17,564	—	22,663
Credit from barter transaction of Rosario (Note 21 B.7.)	—	11,023	—	3,379
Caballito land	—	4,429	—	4,429
Inventories (hotel operations)	2,847	—	3,220	—
Other inventories	1,250	944	3,520	1,318

	19,180	156,975	53,602	129,178

(1)	See Note 5 (ii) to the Unaudited Basic Financial Statements.
(2)	See Note 5 (i) to the Unaudited Basic Financial Statements.
(3)	See Note 20 to the Unaudited Basic Financial Statements.
(4)	In March 2004, the Company (through its subsidiaries) sold to Desarrolladora El Encuentro S.A (DEESA) a plot of land in Benavidez through the exchange of (i) US$ 1.0 million in cash and (ii) 110 residential plots of the mentioned plot of land for an amount of US$ 3 million. As guarantee of compliance with the operation, DEESA set up a first mortgage amounting to US$ 3 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 9:	INVESTMENTS

The breakdown for this item is as follows:

	March 31, 2009	June 30, 2008
Current
Stock shares (1)	6,483	—
Mutual funds (2)	113,508	150,123
Time deposits	15,455	138,232
Retained interest in securitized receivables (1)	82,917	57,106
Mortgage bonds issued by BHSA (1)	756	1,286
U.S. Treasury Bonds (1)	—	24,448
PRE 2009 bonds (1)	6,351	15,199
PRO 2012 bonds (1)	2,256	6,179
TDFs (1)	16,490	2,243
Allowance for impairment of CPs (1)	(8,710)	(11,423)
Other investments (1)	49	51

	235,555	383,444

Non-current
Banco Hipotecario S.A. (5)	253,039	289,298
Banco de Crédito y Securitización S.A.	4,889	5,444
Manibil S.A. (Note 25 to the Unaudited Basic Financial Statements)	24,544	23,508
Retained interest in securitized receivables	64,289	111,675
Advance payment for the acquisition of shares (Note 21 B.2.)	8,884	6,383
Allowance for impairment of investments	(7,379)	(577)
Metropolitan 885 Third Avenue LLC (Nota 21 A.4.)	76,615	—
Other investments	541	693

	425,422	436,424

Undeveloped parcels of land:
Santa María del Plata	135,785	135,785
Puerto Retiro (4)	54,251	54,498
Patio Olmos	32,949	32,944
Caballito	36,741	36,696
Pereiraola	21,717	21,717
Torres Rosario	14,527	17,093
Air space Coto	13,188	13,143
Canteras Natal Crespo	5,555	5,555
Pilar	3,408	3,408
Torre Jardín IV	3,030	3,030
Luján	—	9,510
Terreno Beruti	52,122	52,030
Other undeveloped parcels of land (3)	11,873	11,540

	385,146	396,949

	810,568	833,373

(1)	Not considered cash equivalent for purposes of presenting the Unaudited Statements of Cash Flows.
(2)	As of March 31, 2009 and June 30, 2008 includes; Ps. 61,364 and Ps. 61,099, respectively, corresponding to mutual funds, not considered as cash for the purpose of the Unaudited Statement of Cash Flows.
(3)	Disclosed net of the allowance for impairments related to Padilla 902 of Ps. 259 as of June 30, 2008. See comments in Note1.5.i ,Unaudited Basic Financial Statements.
(4)	See Note 20.A.i).
(5)	As of March 31, 2009, this includes Ps. 34,271 and Ps. 42,881 as goodwill and negative goodwill, respectively, and as of June 30, 2008 this includes Ps. 35,699 and Ps. 3,328 as goodwill and negative goodwill, respectively. This represents 218,486,898 shares with a quoted value at closing equivalent to Ps. 0.468 per share as of March 31, 2009 and Ps. 1.130 per share as of June 30, 2008.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 10:	FIXED ASSETS, NET

The breakdown for this item is as follows:

	March 31, 2009	June 30, 2008
Hotels
Llao-Llao	88,880	92,868
Intercontinental	57,868	59,402
Libertador	43,638	46,501
Bariloche plots of land (Note 13 (1))	21,900	21,900

	212,286	220,671

Office buildings
Edificio República (1)	225,522	228,767
Torre BankBoston (3)	158,569	165,463
Bouchard 551(2)	153,480	155,226
Intercontinental Plaza	87,524	90,526
Bouchard 710	66,539	67,305
Work in progress Dique IV	65,003	36,387
Maipú 1300	40,016	41,029
Libertador 498	27,453	39,632
Laminar Plaza	27,708	28,342
Dock del Plata	20,204	25,654
Costeros Dique IV	19,846	20,287
Reconquista 823	17,953	18,445
Edificios Costeros (Dique II)	17,510	17,922
Suipacha 652	11,501	11,840
Avda. de Mayo 595	4,781	4,957
Libertador 602	2,658	2,732
Madero 1020	597	696
Sarmiento 517	356	363
Rivadavia 2768	250	269
Avda. Madero 942	—	2,285

	947,470	958,127

Commercial real estate
Museo Renault (4)	4,901	4,970
Abril	2,737	2,890
Constitución 1111	950	983
Store Cruceros	—	277

	8,588	9,120

Other fixed assets
Santa María del Plata	12,496	12,494
Constitución 1159	4,101	4,101
Thames	3,899	3,899
Torre Renoir I	—	1,491
Alto Palermo Park	549	551
Others	4,325	2,837

	25,370	25,373

Shopping Center
Panamerican Mall	502,532	283,361
Abasto	174,167	180,972
Alto Palermo	162,275	178,622
Patio Bullrich	97,343	101,291
Alto Avellaneda	87,547	96,271
Mendoza Plaza	86,320	88,363
Alto Rosario	80,061	81,630
Paseo Alcorta	73,891	72,144
Córdoba Shopping – Villa Cabrera (Notes 21 B.4. and 23 B.1.)	70,190	72,464
Alto Noa	23,584	25,039
Neuquén Project (Note 23 B.2.)	13,064	12,912
Buenos Aires Design	11,853	13,617
Financial advance for fixed assets purchase (Notes 21 B.3. and B.9.)	60,874	60,025
Other fixed assets	46,393	41,721
Other properties	19,067	8,418

Subtotal Shopping Center	1,509,161	1,316,850

Total	2,702,875	2,530,141

(1)    See Note 15 to the Unaudited Basic Financial Statements.

(2)    See Note 16 to the Unaudited Basic Financial Statements.

(3)    See Note 22 to the Unaudited Basic Financial Statements.

(4)    See Note 23 to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 11:	NEGATIVE GOODWILL, NET

The breakdown for this item is as follows:

	March 31, 2009	June 30, 2008
Goodwill:
Fibesa S.A.	2,909	4,449
Tarshop S.A.	8,150	—
Alto Palermo S.A.	21,026	22,095
Torre BankBoston	5,951	6,295
Museo Renault	3,316	3,438

Subtotal goodwill	41,352	36,277

Negative goodwill:
Emprendimiento Recoleta S.A.	(355)	(411)
Mendoza Plaza Shopping S.A.	(6,097)	(6,314)
Empalme S.A.I.C.F.A. y G.	(9,251)	(9,719)
Alto Palermo S.A.	(47,067)	(49,312)
Palermo Invest S.A.	(42,809)	(44,404)
Tyrus S.A.	(46)	—

Subtotal negative goodwill	(105,625)	(110,160)

Total negative goodwill, net	(64,273)	(73,883)

NOTE 12:	TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	March 31, 2009		June 30, 2008
	Current	Non-Current	Current	Non-Current
Suppliers (1)	114,648	46,766	197,150	55,140
Accruals	32,413	—	38,645	—
Related parties (Note 18)	12,566	—	1,099	—
Others	1,032	—	5,169	—

	160,659	46,766	242,063	55,140

(1)	As of March 31, 2009 and as of June 30, 2008, this includes a non-current Ps. 46,451 balance that reflects the liabilities in kind associated to the acquisition of properties in Vicente López (See Note 21 A.2.).

NOTE 13:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	March 31, 2009		June 30, 2008
	Current	Non- Current	Current	Non- Current
Mortgage payable Llao Llao (1)	2,812	—	2,919	1,538

	2,812	—	2,919	1,538

(1)	In December 2006, Llao Llao Resorts S.A. acquired several plots of land in San Carlos de Bariloche, in the province of Río Negro, for US$ 7,000 paid as follows: US$ 4,200 in cash and the balance with a mortgage over the land acquired, payable in 36 monthly, equal and consecutive installements of US$ 86 each, with the first installment maturing in January 2007. Such installments include the amortization of principal and interest calculated by application of the French system at an annual 7% over balances.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 14:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	March 31, 2009		June 30, 2008
	Current	Non- Current	Current	Non- Current
Customers advances	34,718	43,829	48,472	13,727
Admission rights	44,856	63,395	34,906	48,613
Lease advances (1) (Note 23 B.1.)	23,065	33,395	21,206	36,457

	102,639	140,619	104,584	98,797

(1)

(a)	The balance of rents and services advance payments include Ps. 300 and Ps. 3,472 current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Alto Noa Shopping Centers. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of March 31, 2009 the semiannual Libo rate was 1.742%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.
(b)	Includes advances of Ps. 8,167 from Wal-Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA´s Subsidiary), for a 30 years term as from the date in which the commercial center is inaugurated, or from the day in which the lessee opens the store prior to the inauguration of the shopping center.

NOTE 15:	SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	March 31, 2009		June 30, 2008
	Current	Non- Current	Current	Non- Current
Bank loans (1)	184,987	101,080	85,853	97,504
Overdrafts	54,735	—	45,030	—
Seller financings (2)	26,316	—	35,484	21,506
Non convertible notes –2017 (3) (Note 18)	7,030	551,951	15,088	447,045
Non convertible notes – APSA US$ 120 M – (4) (Note 18)	9,449	321,509	3,462	358,935
APSA 2014 Convertible Notes (5) (Note 18)	1,121	57,622	2,144	46,856
Non convertible notes – APSA Ps. 154 M (6)	43,957	99,188	173	147,880

	327,595	1,131,350	187,234	1,119,726

(1)	Balances as of March 31, 2009 includes mainly:

(a) Ps. 31,288 as a current balance and Ps. 99,870 as a non-current balance related to debt for purchase República building (Note 15 to the Unaudited Basic Financial Statements).

(b) Ps. 19,870 correspond to Hoteles Argentinos S.A.’s mortgage loan.

(c) Ps. 133,569 as a current balance and Ps. 1,000 as a non-current balance related to loans granted by different financial institutions (mainly Ps. 60,607 granted by Banco Nación and Ps. 30,175 granted by Banco Ciudad).

(2)	The balance as of March 31, 2009 includes mainly:

(a) Ps. 14,828 as a current balance related to the debt for purchase Beruti plot of land.

(b) Ps. 11,397 related to the debt for purchase 33.33% ownership interest in Palermo Invest (Note 21 A.1.).

(3)	See Note 17 to the Unaudited Basic Financial Statement.
(4)	See Note 22 2. Disclosed net of the notes held by the Company (See Note 29 to the Unaudited Basic Financial Statements) and of issuance debt costs to be accrued for Ps. 3,031.
(5)	Corresponds to the outstanding balance of convertible notes into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 22 1., net of the CNB underwritten by the Company for Ps. 120,363.
(6)	See Note 22 2. Disclosed net of issuance debt costs to be accrued debt for Ps. 668.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 16:	TAX PAYABLES

The breakdown for this item is as follows:

	March 31,2009		March 31, 2008
	Current	Non-Current	Current	Non-Current
Tax facilities for Income Tax	27,246	—	—	—
Tax facilities for VAT	27,260	—	—	—
VAT, net balance	33,122	—	17,578	—
Minimum Presumed Income Tax, net	20,479	24	3,558	—
Income Tax, net	8,601	—	39,638	—
Tax retentions to third parties	6,543	—	7,856	—
Tax amnesty plan for income tax payable	2,497	21,156	—	—
Deferred Income Tax Liabilities	—	22,527	—	31,065
Gross revenue tax	2,314	3,058	2,116	3,392
Provision on tax on shareholders personal assets	4,255	846	3,109	—
Tax facilities Minimum Presumed Income Tax	1,701	—	—	—
Others	2,963	690	2,853	870

Total	136,981	48,301	76,708	35,327

OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2009		June 30, 2008
	Current	Non-current	Current	Non-current
Loans with Shareholders of related parties	17,531	41,895	39,166	10,588
Payables to National Parks Administration (Note 19)	10,174	—	10,189	—
Guarantee deposits	4,892	5,200	3,666	4,049
Purchase contracts, less value (2)	3,722	2,239	3,811	5,390
Administration and reserve fund	3,646	—	2,356	—
Provision for donations committed (Note 18)	3,503	—	4,656	—
Directors fees provision (1) (Note 18)	833	—	13,821	—
Contributed leasehold improvements (Note 23 B 3.)	470	10,082	1,015	10,055
Related Parties (Note 18)	107	—	6,036	—
Present value – other liabilities	—	(202)	—	(285)
Directors’ guarantee deposits (Note 18)	—	20	—	20
Coverage operations (Note 24)	—	—	4,600	—
Others	3,500	379	3,701	568

Total	48,378	59,613	93,017	30,385

(1)	Disclosed net of advances to directors fees for Ps. 13,562 and Ps. 1,837 as of March 31, 2009 and June 30, 2008, respectively.
(2)	See Note 1.5.l. to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 17:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2009	March 31, 2008
Other income:
Recovery of allowances	750	4,962
Others	484	285

Subtotal other income	1,234	5,247

Other expenses:
Tax on Shareholders’ personal assets	(1,881)	(4,329)
Donations	(4,010)	(2,025)
Provision for contingencies	(82)	(570)
Unrecoverable VAT	(2,842)	(1,270)
Others	(384)	(632)

Subtotal other expenses	(9,199)	(8,826)

Total Other expenses, net	(7,965)	(3,579)

NOTE 18:	COMPANIES UNDER LAW No. 19,550, SECTION 33 AND OTHER RELATED PARTIES

Balances as of March 31, 2009, compared to the balances as of June 30, 2008, as well as the Statement of Income balances for the nine-month periods ended March 31, 2009 and 2008, held with related companies, persons and shareholders are as follows:

Related Parties	Relationship	Item	Gain (loss) for the period ended		Assets (liabilities) at
			03.31.09	03.31.08	03.31.09	06.30.08
Shareholders	Shareholders	Other expenses - tax on Shareholders personal assets	(392)	(404)	—	—
Banco Argentino de Crédito y Securitización	Subsidiary (direct or indirect)	Accounts receivables, net current	—	—	18	18
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Other receivable and prepaid expenses - current	—	—	—	7
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Short-term debt	—	—	—	1
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Long-term debt	—	—	—	22
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Other liabilities-current	—	—	—	29
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Accounts receivables, net current	—	—	4	—
Cactus S.A.	Related party	Other receivable and prepaid expenses - current	—	—	—	10
Cactus S.A.	Related party	Other liabilities-current	—	—	—	830
Cactus S.A.	Related party	Accounts receivables, net current	—	—	13	—
Canteras Natal Crespo S.A	Joint control	Accounts receivables, net current	—	—	85	57
Canteras Natal Crespo S.A	Joint control	Other receivable and prepaid expenses	—	—	866	577
Canteras Natal Crespo S.A	Joint control	Sale and fees for services	36	36	—	—
Canteras Natal Crespo S.A.	Joint control	Interest	61	32	—	—
Consorcio Libertador	Related party	Sale and fees for services	48	—	—	—
Consorcio Libertador	Related party	Leases	4	—	—	—
Consorcio Libertador	Related party	Accounts receivables, net current	—	—	519	—
Consorcio Libertador	Related party	Trade account payable-current	—	—	136	—
Consorcio Libertador	Related party	Other receivable and prepaid expenses-current	—	—	6	—
Consorcio Libertador	Related party	Other liabilities-current	—	—	15	—
Consorcio Dock del Plata	Related party	Accounts receivables, net current	—	—	321	—
Consorcio Dock del Plata	Related party	Other receivable and prepaid expenses-current	—	—	30	—
Consorcio Dock del Plata	Related party	Trade account payable-current	—	—	6	—

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 18:	(Continued)

Related Parties	Relationship	Item	Gain (loss) for the period ended		Assets (liabilities) at
			03.31.09	03.31.08	03.31.09	06.30.08
Consultores Assets Management S.A.	Related party	Accounts receivables, net current	—	—	480	262
Consultores Assets Management S.A.	Related party	Other receivable and prepaid expenses - current	—	—	4	16
Consultores Assets Management S.A.	Related party	Trade account payable-current	—	—	2	—
Consultores Assets Management S.A.	Related party	Interest	11	—	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Share services-payroll	—	949	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Interest and Exchange differences	(1,916)	1	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Costs	(327)	(13)	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Interest	(3,958)	—	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Accounts receivables, net current	—	—	4,138	765
Cresud S.A.C.I.F. y A.	Shareholders	Other receivable and prepaid expenses - current	—	—	993	4,335
Cresud S.A.C.I.F. y A.	Shareholders	Trade account payable-current	—	—	3,827	621
Cresud S.A.C.I.F. y A.	Shareholders	Short-term debt	—	—	2,317	—
Cresud S.A.C.I.F. y A.	Shareholders	Long-term debt	—	—	141,925	—
Cyrsa S.A.	Joint control	Leases	214	158	—	—
Cyrsa S.A.	Joint control	Interest	—	3	—	—
Cyrsa S.A.	Joint control	Accounts receivables, net current	—	—	1,552	545
Cyrsa S.A.	Joint control	Trade account payable-current	—	—	529	183
Cyrsa S.A.	Joint control	Other receivable and prepaid expenses	—	—	2	712
Cyrsa S.A.	Joint control	Other liabilities-current	—	—	—	88
Directors	Related party	Administrative expenses directors fees	(23,608)	(13,467)	—	—
Directors	Related party	Interest and Exchange differences	(9)	(3)	—	—
Directors	Related party	Other receivable and prepaid expenses	—	—	191	1,705
Directors	Related party	Trade account payable-current	—	—	—	31
Directors	Related party	Other receivable and prepaid expenses-non current	—	—	—	4
Directors	Related party	Accounts receivables, net current	—	—	—	1
Directors	Related party	Advances to Directors’ fees	—	—	2,286	—
Directors	Related party	Short-term debt	—	—	1	1
Directors	Related party	Long-term debt	—	—	37	30
Directors	Related party	Provision for Directors fees	—	—	833	13,821
Directors	Related party	Directors guarantee deposits	—	—	20	20
Directores de Banco Hipotecario S.A.	Related party	Short-term debt	—	—	—	1
Directores de Banco Hipotecario S.A.	Related party	Long-term debt	—	—	27	22
Directores de Banco Hipotecario S.A.	Related party	Interest and Exchange differences	(7)	(2)	—	—
Estudio Zang, Bergel y Viñes	Related to Board of Directors	Sale and fees for services	(1,049)	(1,866)	—	—
Estudio Zang, Bergel y Viñes	Related to Board of Directors	Trade account payable-current	—	—	368	264
Estudio Zang, Bergel y Viñes	Related to Board of Directors	Other receivable and prepaid expenses-current	—	—	20	14
Estudio Zang, Bergel y Viñes	Related to Board of Directors	Other liabilities-current	—	—	92	278
Fundación IRSA	Related party	Accounts receivables, net current	—	—	19	14
Fundación IRSA	Related party	Other expenses-donations	(191)	(78)	—	—
Fundación IRSA	Related party	Other receivable and prepaid expenses-current	—	—	2	5
Fundación IRSA	Related party	Provisions for donations commited	—	—	3,503	4,656
Futuros y Opciones.com S.A.	Related party	Other receivable and prepaid expenses-current	—	—	—	4
Futuros y Opciones.com S.A.	Related party	Accounts receivables, net current	—	—	5	—
Inversora del Puerto	Control by Alto Palermo S.A. (APSA)	Net loss from related parties	—	(14)	—	—
Metroshop S.A.	Joint control by Tarshop S.A.	Other receivable and prepaid expenses-current	—	—	—	19,028
Metroshop S.A.	Joint control by Tarshop S.A.	Other liabilities-current	—	—	—	4,811
Metroshop S.A.	Joint control by Tarshop S.A.	Trade account payable-current	—	—	7,640	—
Museo de los Niños	Related party	Accounts receivables, net current	—	—	811	21
Museo de los Niños	Related party	Other receivable and prepaid expenses-current	—	—	—	143
Parque Arauco S.A.	Shareholders of Alto Palermo S.A. (APSA)	Interest and Exchange differences	(14,793)	(4,812)	—	—
Parque Arauco S.A.	Shareholders of Alto Palermo S.A. (APSA)	Short-term debt	—	—	1,120	2,142
Parque Arauco S.A.	Shareholders of Alto Palermo S.A. (APSA)	Long-term debt	—	—	57,557	46,804

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 18:	(Continued)

Related Parties	Relationship	Item	Gain (loss) for the period ended		Assets (liabilities) at
			03.31.09	03.31.08	03.31.09	06.30.08
Advance to personal	Related party	Interest	98	83	—	—
Advance to personal	Related party	Accounts receivables, net current	—	—	21	—
Advance to personal	Related party	Trade accounts payable-current	—	—	28	—
Advance to personal	Related party	Leases	11	14	—	—
Advance to personal	Related party	Other receivable and prepaid expenses-current	—	—	1,532	—
Advance to personal	Related party	Other receivable and prepaid expenses-non current	—	—	4	—
Puerto Retiro S.A.	Subsidiary (direct or indirect)	Accounts receivables, net current	—	—	39	47
Puerto Retiro S.A.	Subsidiary (direct or indirect)	Other receivable and prepaid expenses-current	—	—	13	26
Rummaala S.A.	Joint control	Interest	—	41	—	—
Rummaala S.A.	Joint control	Other liabilities-current	—	—	30	—

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 19:	LAWSUITS AND CLAIMS IN COURSE

•	Provision for unexpired claims against Llao Llao Holding S.A.

The Company Llao Llao Holding S.A. (“LLH”) (in liquidation process following the merger with and into IRSA), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Títulos de la deuda externa argentina (“TDE”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, penalties and attorney’s fees. In March 2004, LLH paid Ps. 9,156 in cash and TDE.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by the Company. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

On July 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the appeal against the decision made by the lower court judge that had improperly refused to permit its filing and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

In accordance with the information provided by the attorneys in respect of this lawsuit, the amount to be recorded by virtue of the Court sentence amounts to Ps.10,174 as of March 31, 2009, such amount being recorded in Other current liabilities - Payables to National Parks Administration.

NOTE 20:	RESTRICTED ASSETS

A. IRSA Inversiones y Representaciones Sociedad Anónima

i) Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 20:	(Continued)

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

ii) Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance will accrue LIBO interest rate 6 months plus 7.0% and will be paid off in installments, being the last of US$ 5.07 million due in March, 2010.

In addition, two credit default swaps were subscribed. One between IRSA and CSFB for 80% of the restructured debt value, and the other one is between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSFB for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSFB in case of non-compliance with HASA’s obligations. For valuable consideration, IRSA and Starwood will be paid a coupon on a periodical basis. To support the obligations assumed, the Company deposited as guarantee the amount of US$ 1.2 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 20:	(Continued)

iii) The company still has a mortgage on properties as follows:

Properties	Book value as of March 31, 2009
Edificio República	225,522
Hotel Libertador	43,638
Terrenos Bariloche	21,900
Suipacha 652	11,501
Caballito plot of land	4,429

iv) The Company has furnished pledge on shares of Rummaala S.A.

B.	Alto Palermo S.A (APSA)

The property and equipment account includes the multiplex cinema located at the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis because of the financial payable of Empalme S.A.I.C.F.A. y G. (as from January 1, 2009, such company merged into Shopping Alto Palermo S.A.) to NAI INTERNACIONAL II Inc. (See Note 23 B.1).

The accounts receivable financial trusts include the contingency funds of financial trust as credit protection for investors that as of March 31, 2009 amounted to Ps. 8,037. They are restricted availability credits until settlement in accordance with the respective prospectuses.

As of March 31, 2009, under other current receivables and prepaid expenses, APSA has deposit that are restricted in accordance with the following amounts:

i) Ps. 26, concerning the case “Derviche Hernán Andrés with Alto Palermo S.A. and others about dismissal”;

ii) Ps. 52, concerning the case “Palma Claudio with Alto Palermo S.A. about dismissal”;

iii) Ps. 18, concerning the case “Chavez Andrés Ramiro with Alto Palermo S.A about dismissal.”;

As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of March 31, 2009 amounts to Ps. 36,741 (disclosed in the “Non-current investments- Undeveloped plots of land”).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 20:	(Continued)

As of June 30, 2008 there is Ps. 34,073 in non-current investments related to shares of Empalme S.A.I.C.F.A. y G. (As from January 1, 2009, such company merged into Shopping Alto Palermo S.A.), which had been pledged. With the payment of the last installment on December 2008, the encumbrance was lifted (See note 21 B.4.).

In the current investments line BONTE 2006 titles were included in the amount of Ps. 34, that are deposited as rental guarantee.

As of March 31, 2009, APSA as granted a plaged over Certificates of Participation related Fideicomisos Financieros Tarjeta Shopping according to the following detail:

•	To Standard Bank Argentina S.A. Certificate of Partirticipation related to Fideicomisos Financieros Tarjeta Shopping Series XLII; XLIV and XLVIII for Ps. 13,089.

•	To the Nuevo Banco Industrial del Azul Certificate of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIV and XXXVI for Ps. 4,091.

•	To Banco CMF S.A. Certificate of Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXIX, XXX and XXXIII for Ps. 5,268.

•	To Banco Superville Certificate de Participation related to the Fideicomisos Financieros Tarjeta Shopping Series XXXII, XXXVII and XXXVIII for Ps. 4,137.

•	To Banco Itaú Buen Ayre S.A. Certificates of Participation related to Fideicomiso Financiero Tarjeta Shopping Series XXXIX and XL, for Ps. 4,024.

As of March 31, 2009, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance of the purchase date of price for US$ 8.9 million (See Note 21 B.8.).

As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta has been encumbered for an amount of Ps. 180.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 21:	ADQUISITION, CONSTITUTION AND RESTRUCTURING OF BUSINESS AND PROPERTY

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Acquisition for the Palermo Invest S.A (“Palermo Invest”)

In October 2006, IRSA acquired the remaining 33.33% of the shares of Palermo Invest S.A. to GSEM/AP Holdings, L.P., for an aggregate purchase price of US$ 18 million, at the date of the contract paying US$ 9 million. The remaining balance will be paid in three equal and consecutive installments of US$ 3 million the first due in October 2007, which will accrue 9% annual interest to be paid quarterly.

2.	Acquisition of plot of land in Vicente López and creation of Cyrsa

In January 2007, the Company acquired the company named Rummaala S.A. (“Rummaala”), the main asset of which was a plot of land located in Vicente López, Province of Buenos Aires. The purchase price was US$ 21.2 million, payable as follows: (i) US$ 4.3 million in cash and (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 17 million, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with, the shares acquired were pledged.

Simultaneously with the above transaction, Rummaala acquired a plot of land in the amount of US$ 15 million, payable as follows: (i) US$ 0.5 million in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1.24 million and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13.25 million, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance the Company’s property located at Suipacha 652 was mortgaged. In April, 2007, the Company constituted CYRSA S.A., to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, CYRELA is incorporated with the ownership of 50% of CYRSA capital stock.

In the same act, the Company contributed 100% of the shareholding of Rummaala and the liability in kind related to the acquisition of a plot of land to CYRSA in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 (amount equivalent to the net value of the shares contributed by the Company).

From May 2008, Rummaala continued the marketing process of the building units to be constructed on the plot referred to above called “Complejo Horizons”. Certain clients have made advances by means of signing preliminary sales contracts for 99% of the units to be marketed, which are disclosed in “Customer advances”.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 21:	(Continued)

The sale price set forth in these preliminary sales contracts consist of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

Depending from the purchase plan chosen by the client:

•	The balance of the price thus determined will be fully paid on installments paid up to the time of transfer / signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months’ term with units having mortgaged guarantees.

Through the preliminary sales contracts, Cyrsa is committed to transfer the functional units in February 2011 to the latest.

3.	Quality Invest S.A.

In August 2007, IRSA formed Quality Invest S.A. with the purpose of associate or invest capitals and transactions with financial instruments, with the exception of any activities comprised in the Financial Entities legislation and any other that would require public bidding.

At the date of the issued of this unaudited financial statements, Quality Invest has not started operations yet.

4.	Acquisition of shareholdings in a foreign Company

In July, 2008 IRSA acquired 30% of “Metropolitan 885 Third Ave. LLC” (or “Metropolitan”).

The main asset of Metropolitan 885 Third Ave. LLC is an office building located on Third Ave. between 53rd and 54 th streets, District of Manhattan, City of New York. In addition to the building, the Company acquired includes debt associated with the asset.

In order to carry out this acquisition the following operations were done:

•	In June 2008, 100% of the shareholding of Tyrus S.A. was acquired, this company being established in Uruguay.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 21:	(Continued)

•	In June 2008, IRSA International LLC was incorporated on ad hoc basis in Delaware, being 100% owned by Tyrus S.A.

•	In July 2008, IRSA International LLC acquired 30% of the shareholding of Metropolitan 885 Third Ave. LLC in the amount of US$ 22.6 million.

IRSA acquired a put right to sell a 50% interest exercisable within a period ranging from six months to three years following the transaction.

In addition, IRSA acquired the right of first offering for the acquisition of 60% over the 5% currently held by one of the shareholders.

5.	Acquisition of shares in Banco Hipotecario

In March 2009, the Company (through some subsidiaries) purchased 2,830,138 Banco Hipotecario shares and 3,619,000 Banco Hipotecario ADRs in exchange for Ps. 18,815. The book value of the stock purchased is Ps. 56,137 (See Note 1.5.i. to the Unaudited Basic Financial Statements). As a result of these transactions, at the end of this period the Company had a 14.57% ownership interest in Banco Hipotecario S.A.’s capital stock.

B.	Alto Palermo S.A.

1.	Increase in equity in interest-Mendoza Plaza Shopping S.A.

On September 29, 2004, upon executing the agreement to purchase the capital stock of Mendoza Plaza Shopping S.A., APSA signed an agreement with Inversiones Falabella Argentina S.A. by which this company had an irrevocable right to sell its stock interests in Mendoza Plaza Shopping S.A. (PUT) to APSA, which may be exercised until the last working day of October 2008, for US$ 3.0 million as expressly established in the agreement.

On June 30, 2008, Inversiones Falabella Argentina S.A. formally notified the PUT exercise previously granted by which this company sold to Alto Palermo S.A. (APSA) 2,062,883 nonendorsable, registered shares of common stock, Class A, with face value of Ps. 1 each and with 5 voting rights per share and 2,062,883 nonendorsable, registered shares of common stock, Class B, with face value of Ps. 1 each and with 1 voting rights per share, thus acquiring 5% of the share on behalf of Shopping Alto Palermo S.A.

Total shares acquired represented 14.6% of the capital stock of Mendoza Plaza Shopping S.A. at the price of US$ 3 million established in the respective option agreement (equivalent to Ps. 9,090). Such price was full paid in by APSA on July 2, 2008, when the respective deed to close between both companies was executed.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 21:	(Continued)

The shares acquired on behalf of Shopping Alto Palermo S.A. were transferred to such company on July 2, 2008 by means of a Shares Assignment Agreement and the amount paid of US$ 1 million was returned to APSA on October 2, 2008.

As from January 1st., 2009 Mendoza Plaza Shopping merged into Shopping Alto Palermo S.A. (See Note 21 B.11.).

2.	Exercise of option

During August 2007, APSA exercised an option for subscription of new shares representing 75% of the capital stock and votes of a company which purpose is the development of a cultural and recreational complex in the Palermo district of the Autonomous City of Buenos Aires.

This option is subject to the fulfillment of certain essential conditions such as the approval of the project by the pertinent authorities and the authorization of this operation by the National Anty-Trust Commission, among other, which to the date of issuance of these unaudited financial statements have not yet been complied with.

The price of the option was fixed in US$ 0.6 million and it has been fully cancelled.

If the above-mentioned conditions are complied with, APSA will make a total investment of US$ 24.4 million.

At of the closing date of these Unaudited Financial Statements the Company granted loans for amount of US$ 0.8 million.

This option has been accounted for in Non-Current Investments.

3.	Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a Commercial Center where “Soleil Factory” currently develops activities, the transaction being subject to certain conditions. The total price of the operation is US$ 20.7 million of which US$ 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 21:	(Continued)

Once the definitive signature of the goodwill transference has taken place, the remaining amount of US$ 12.6 million will accrue 5% annual interest plus VAT, which will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial centre in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that APSA partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as an advance for purchase of fixed assets.

4.	Acquisition of Córdoba Shopping

On July 7, 2006, Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. entered into a share purchase agreement to acquire the shares of Empalme S.A.I.C.F.A. y G., owner of Córdoba Shopping Villa Cabrera. Such transaction was subject to certain events of default, among which, the approval by the National Anti-Trust Commission, which was formally granted and notified on December 20, 2006.

The price agreed upon for such transaction was set a gross amount of US$ 12 million plus a variable amount resulting from the adjustment after the year-end (originally provided in the agreement) which was determined for Ps. 3,961. The Company was included in APSA’s financial statements as from December 31, 2006. During December 2008, APSA and Shopping Alto Palermo S.A. have paid US$ 2.1 million related to the fourth installment of capital and interest. To secure the unpaid purchase price, it had been pledged in favor of the sellers 100% of Empalme’s shares. With the fourth installment cancellation, the encumbrance was lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 106 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents a growing opportunity in the commercial centers segment in line with the expansion strategy and presence in the principal markets inside the country.

As from January 1, 2009 Empalme S.A.I.C.F.A. y G. merged into Shopping Alto Palermo S.A. (See Note 21 B.11.).

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 21:	(Continued)

5.	Capital increase and capital contributions to Tarshop S.A.

Due to the international financial context, there has been high volatility in the interest rates and increases in the so called systemic default that have affected performance and financing of consumer financing business. Increased default levels have brought about an increase in the subordination of financial trusts that coupled to the changes in the tax treatment afforded to them, the higher interest rate due to risk increase and a certain deceleration of private consumption, generated the need to review the general and specific economic perspectives of Tarshop’s activity.

To meet the growing volatility in the international financial context and provide Tarshop with a capital base according to the current market conditions, in September 2008 APSA decided to participate in the capital increase of Tarshop for up to the amount of Ps. 60,000, increasing its equity interest in Tarshop from 80% to 93.4%. Likewise, on December 31, 2008, the APSA provided funds then accepted as irrevocable contributions for Ps. 105,000 aiming at strengthening the balance sheet position, reinforcing the financial position, paying for operating expenses and repositioning Tarshop on the market. During January 2009 APSA granted a loan to Tarshop S.A. for the amount of Ps. 10,600, to BADLAR rate.

To supplement the financial support, various actions were implemented since then by means of direct advisory of APSA’s management at Tarshop S.A. Such actions were aimed at improving Tarshop’s performance downsizing the structure of points of sales with the subsequent decrease in personnel by 17%, the reduction of 13 points of sales and the reduction of leased centralized areas by 10%. Rationalization of resources has included areas such as consulting.

In line with the commercial actions as the following actions among other were recently implemented:

(i)	Redesigning the structure of distribution channels.

(ii)	Changes in cash and financing plans to stores.

(iii)	Renegotiation conditions with adhered establishments.

It is outlined likewise that the recent amendment to the tax treatment to financial trusts and other changes boosted by the Federal Executive calls for an ongoing adjustment monitoring fine-tuning the positioning strategy of Tarshop, upon the comings and goings of this juncture.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 21:	(Continued)

6.	Acquisition of the building known as Ex-Escuela Gobernador Vicente de Olmos (City of Córdoba)

In November 2006, APSA participated in a public bidding organizated by the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters and part of the commercial center known as “Patio Olmos” is currently operating in the building, developed in four commercial plants and two parking basements. The commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement agreements.

The building is under a concession agreement, which APSA was assigned, effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 205 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 235 month.

The offer made by APSA to purchase such property was Ps. 32,522, payable as follows: 30%, or Ps. 9,772 upon being awarded and the remaining balance of Ps. 22,750 upon signing the ownership title deed.

On November 20, 2006 APSA was notified that the bid had been awarded, having paid in due course 30% of the price offered according to the terms provided in the bidding terms and conditions.

Likewise, on January 15, 2007, APSA was notified by the National Anti-Trust Commission of two claims made with such agency by an individual and by the commercial center concession agent as regards this transaction. On February 1, 2007, such claims were responded.

On June 26, 2007, APSA was notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No. 25,156 (C 1163)” under section 30 Law No. 25,156.

On September 25, 2007, the transfer deed was signed with the Government of the Province of Córdoba for the building in which Patio Olmos Commercial Center is currently operating. The transference of the respective concession contract was also entered into. In such operation, the balance of the price agreed for Ps. 22,750 was cancelled. As of March 31, 2009 APSA has recorded this transaction as non-current investments.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 21:	(Continued)

On January 24, 2008 APSA received a note of the National Anti-Trust Commission, record N º S01/0477593/2007 (DP No. 38) by which it is requested to report and deliver the pertinent documentation on the matter related to such operation.

On November 8, 2007, Law No. 9,430 declared that two (2) rehearsal halls of about 400 square meters and 531 square meters each were of public usefulness and subject to expropriation. These two areas are located in the property acquired by the tender, but are not part of the leased areas and, consequently, were acquired with such property, establishing also that the real property to be subdivided to proceed to the partial expropriation provided.

On August 21, 2008, APSA challenged the valuation for Ps. 533 carried out by Consejo General de Tasaciones de la Provincia de Córdoba (General Valuation Office for the Province of Córdoba) under the previously mentioned expropriation. To date, APSA is waiting that the Province of Córdoba initiates the respective expropriation trial.

It should be noted that the agreed upon covenants by the Province and APSA upon the acquisition established that the use of the portion of the expropriated property was reserved for the Province of Córdoba through the year 2032 for the use of such rehearsal halls.

7.	Barter with Condominios del Alto S.A.

On October 11, 2007, Alto Palermo S.A. (APSA) subscribed with Condominios del Alto S.A. a barter contract in connection with an own building, plot 2G, located in the City of Rosario, Province of Santa Fe, Argentina.

As partial consideration for such barter contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future real estate: (i) Fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces units in the same building.

The parties have determined that the value of each undertaking in the amount of US$ 1.1 million. The previously mentioned operation is disclosed in inventory - units under construction.

As a complementary consideration in favor of APSA, Condominios del Alto S.A. paid APSA US$ 0.015. Also and in guarantee for the obligations assumed: (i) Condominios del Alto S.A. charged a first degree mortgage and degree of privilege in favor of

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 21:	(Continued)

APSA on Plot 2 G in the amount of US$ 1.1 million; (ii) established a security insurance of which APSA will be assigner of the insured amount of US$ 1.6 million; and (iii) the shareholders of Condominios del Alto S.A. are the guarantors of the obligations of the latter up to the amount of US$ 0.8 million.

APSA also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that that the parties have determined for each of their considerations.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real state: (i) Forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) Forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces units in the same building.

8.	Adquisition of Beruti plot of land

On June 24, 2008, APSA acquired from Dowler Company S.A. the plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City, near the shopping mall known as “Shopping Alto Palermo”, a location considered to be strategic for the Company.

The transaction was executed for a total price of US$ 17.8 million out of which, as of the closing date of these unaudited financial statements US$ 13.3 million had been paid and the remaining unpaid balance will be paid off in one installment of US$ 4.5 million, which will due on February, 2010 and do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A. Such plot of land is disclosed in the account “non-current investments”-

9.	Purchase of the Anchorena street building

On August 7, 2008 APSA signed an agreement by which acquired functional units number one and two with an area of 2,267.5 square meters and 608.37 square meters located at Dr. Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 2 million which has been paid on January 15, 2009 when the title deed was signed.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 21:	(Continued)

On August 7, 2008 APSA signed an agreement by which acquired functional unit number three with an area of 988 square meters, located at Dr. Tomas Manuel de Anchorena street No. 665, 667, 669 and 671, between Tucumán and Zelaya streets. The total agreed-upon price amounts to US$ 1.3 million which has been paid on January 15, 2009 when the title deed was signed.

As of March 31, 2009 the total amount paid for the acquired functional units above mentioned was US$ 3.3 million, which is disclosed as fixed assets.

10.	Barter with CYRSA S.A.

On September 24,1997 APSA and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo street, in the Abasto neighborhood.

On July 31, 2008, a condition barter commitment was executed by which APSA would transfer CYRSA 112 garage parking slot and the rights to increase the height of the property to build a two tower building on the previously mentioned property, upon compliance with certain conditions.

In consideration, CYRSA would give APSA an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of four thousand and fifty three with 0.5 proprietary square meters to be built. Likewise, if any, CYRSA would deliver APSA a number of storing units equivalent to 25% of the storing units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay APSA the amount of US$ 0.1 million and would carry out the works at the parking slots that APSA would receive from COTO. This amount would be paid within 30 running days as from the executing the barter deed.

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

Possession of the property will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies CYRSA the compliance of the conditions precedent.

The total amount of the transaction between CYRSA and APSA total US$ 5.9 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 21:	(Continued)

11.	Merger into Shopping Alto Palermo S.A. (SAPSA), Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

The Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of Shopping Alto Palermo S.A. into with Mendoza Plaza Shopping S.A. (See Note 10) and Empalme S.A.I.C.F.A. y G.

Thus, there was a capital increase of Ps. 122,485. The exchange value of shares of Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G. was established at 91,368,699 and 31,116,055 shares of SAPSA, respectively, for 26,844,277 shares of Mendoza Plaza Shopping S.A. and 7,860,300 shares of Empalme S.A.I.C.F.A. y G.

NOTE 22:	CONVERTIBLE AND NON CONVERTIBLE NOTES PROGRAM

•	Alto Palermo S.A.

1.	Issuance of unsecured convertible notes.

On July 19, 2002, APSA issued Series I of Unsecured Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That Series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Unsecured Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006, the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Unsecured Convertible Notes have been classified as non-current in these unaudited financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no an impact on the unaudited financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 22:	(Continued)

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of March 31, 2009, the holders of Unsecured Convertible Notes in APSA ordinary shares, have exercised their right to convert them for a total of US$ 2.8 million, leading to the issuing of ordinary shares of Ps. 0.1 face value each. As of March 31, 2009 Unsecured Convertible Notes amounted to US$ 47.2 million of which US$ 31.7 million correspond to the Company which is eliminated in the consolidation process.

On January 19, 2009, the thirteenth interest installment was cancelled by an amount of US$ 2.4 million.

2.	Issuance of non convertibles notes

On May 11, 2007, Alto Palermo S.A. issued two new series of Notes for a total amount of US$ 170 million. Series I relates to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. On November 11, 2008 the third interest installment was cancelled by an amount of US$ 4.7 million. The principal of this series shall be fully paid upon at maturity. Series II relates to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

These issuances constitute Series I and II within the Global issuance Program of Notes, for a face value of up to US$ 200 million (the “Program”) authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

During the nine-month period ended March 31, 2009, APSA re-purchased US$ 3 million of Series II Notes and US$ 5 million of Series I Notes, which have been valued at face value and are disclosed netting the current and non-current capital and interest owed. Such repurchases generated an income of Ps. 13,202; disclosed in the account Financial results generated by liabilities, in the net income for repurchase of negotiable obligation. As of March 31, 2009 total Series II and Series I Notes repurchased amount to US$ 4.8 million II and US$ 5.0 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 22:	(Continued)

During the nine-month period ended March 31, 2009 the Company purchased Series I Notes for a face value of US$ 27.9 million. Likewise Cresud purchased Series I Notes for a face value of US$ 5.0 million.

Additionally, subsequent to period end, the Company purchased Series I Notes for a face value of US$ 11.8 million and Series II Notes for a face value of US$ 15.1 million.

NOTE 23:	RELEVANTS FACTS

A.	IRSA Inversiones y Representaciones Sociedad Anónima

1.	Investment in Banco Hipotecario

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda, also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

Banco Hipotecario S.A. submitted the presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

•

National Government Compensation Bond - US$ 2,012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

•	National Government Compensation Bond coverage - US$ 2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 23:	(Continued)

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally in September 2005 began the subscription of Coverage BODEN 2012. As of March 31, 2009 the subscription of BODEN 2012 amounts to US$ 773,531.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 3,129,617. On the other hand, liabilities to the Argentine Central Banks recorded as of March 31, 2009 amount to Ps. 208,873 being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amounts to Ps. 2,920,744 and Ps. 2,628,720 as of March 31, 2009 and 2008, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

As of March 31, 2009 and 2008 the assistance to the Public Sector arises 24.8% and 26.4%, from total Assets, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 23:	(Continued)

Economic situation

During the last months, the world’s principal financial markets have suffered the impact of volatility conditions as well as lack both of liquidity and credit. Consequently, stock-market rates showed a significant fall together with an evident economic deceleration also at worldwide. Although the central countries took immediate action on the matter, the future evolution of the international markets is uncertain, which produce direct effects on the quotation of financial assets, particularly shares, debts, titles and investments funds.

As regards the Argentine Republic, stock-markets showed a pronounced downward trend in the price of public and private bonds and a rise in interest rates, country risk and rates of exchange.

The Bank’s management is evaluating and monitoring the effects derived from the situations referred to above on the Company and subsidiaries in order to adopt the necessary measures to soften the effects of the global situation.

As shown in the balance sheet of Banco Hipotecario S.A. all the above matters produced negative effects on the bank investments, the principal impact being the one generated by public bonds received and to be received arising from the offsetting established in sections 28 and 29 of Decree 905/02, and by guaranteed bonds.

Aspects pending of resolution

As mentioned in the notes to the financial statements of Banco Hipotecario S.A. (“Banco Hipotecario”), there are certain aspects that had been objected to by the Financial Institutions Oversight Department of the Central Bank of Argentina (BCRA); Banco Hipotecario is currently preparing the relevant responses. These matters are related mainly to:

(a)	The accounting records entered for certain transactions involving derivative financial instruments, which, according to the requirements of BCRA, are to be booked in accordance with the criteria laid down by the professional accounting standards, would entail a reduction in Shareholders’ equity as of March 31, 2009;

(b)	the regulatory treatment of prudential ratios, mainly in connection with the Non-financial public sector credit risk fractioning and counterparty risk and their impact on the minimum capital requirements arising from certain transactions involving derivate financial instruments: according to BCRA’s calculations, there might have been a significant under-statement of the amounts deposited as per such ratio as of December 31, 2008; and,

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 23:	(continued)

(c)	as regards the accounting for the compensation to be paid by the National Government in connection with the Coverage Bonds: if it were booked as per the requirements imposed by BCRA, would entail a reduction in Shareholders’ equity as of March 31, 2009 should be revised down.

To book its investment in Banco Hipotecario, the Company uses the bank’s Net shareholders’ equity as determined by application of Argentina’s professional accounting standards. Therefore, the aspects referred to in a) and c) above do not have a significant impact on the Company’s financial statements because they have already been considered in the amounts used to determine Shareholders’ equity.

2.	Capitalization program for executive management

The Company and its subsidiary APSA have developed during the period ended June 30, 2007 the design of a capitalization program for the executive personell by means of contributions that will be made by employees and by the Company.

That plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	Regular retirement under applicable labor regulations

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 23:	(continued)

•	Full or permanent disability or incapacity

•	Demise

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

As of March 31, 2009, security charges of the Company amount to Ps. 2,584.

B.	Alto Palermo S.A.

1.	Financing and occupation agreement with NAI International II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. ( merged into Shopping Alto Palermo S.A. as from January 1, 2009, see Note 21 B.11.) Subsidiary by APSA, executed an agreement with NAI INTERNACIONAL II, INC. by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in the property and equipment account. Such loan initially accrued interest on the unpaid balance at LIBOR plus 1.5%. Interest started to accrue as from April 1999, based on period the waiver stipulated in contractual covenants.

Related to the loan agreement, Empalme S.A.I.C.F.A. y G. executed an agreement to occupy the building and the area known as cinema in favor of NAI INTERNACIONAL II, INC. (hereinafter “the Agreement”). The occupation was established for a 10-year period counted as from the starting date and it is automatically extended for four additional five-year periods each. Starting date shall mean the date on which the tenant starts showing to the general public the movies in the cinema building (October 1997).

As agreed, the amounts due for the loan granted to Empalme S.A.I.C.F.A. y G. are set off against payments for the possession generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after the last term mentioned in the preceding paragraph, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of:

•	The time-term required to fully repay the unpaid loan amount, or

•	(10) ten years.

If once the last term has elapsed and there still is an unpaid balance, the Company will be released from any and all obligation to pay the outstanding loan balance plus respective interest thereon.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 23:	(continued)

On July 1st, 2002 NAI INTERNACIONAL II, INC. assigned all the rights and obligations resulting from the agreement to NAI INTERNACIONAL II, INC. – SUCURSAL ARGENTINA; likewise, a new amendment to the agreement was established, whose most important resolutions are as follows:

•

The outstanding debt was de-dollarized (Ps. 1 = US$ 1) under Law No. 25,561 and Executive Decree No. 214/02, and under sections 4 and 8 of the above Decree and supplementing regulations, the benchmark stabilization coefficient should be applied as from February 3, 2002.

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the said real right.

•

The extension agreed was formalized effective January 1, 2002 to suspend the occupation payments due by lessee to owner and the payments on account of principal and interest the owner makes to the creditor for the six-month period as from that date. Payments of those items were reassumed as from July, 2002.

Principal owed as of March 31, 2009 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and pass-through expenses advances for Ps. 18,148.

2.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a Shopping Center, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 23:	(continued)

After having obtained the approval, the Company had a 150 days’ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. An additional term was formally requested to file the new project. As of the filing date of these financial statements, such request had not been answered. Once the mentioned drafts are registered, which to the date of these unaudited financial statements has not occurred, Shopping Neuquén S.A. has to start the works within a 90 days’ term.

The first stage of the work (contemplating the minimum construction of 21,000 square meters of the shopping center and 10,000 square meters of the hypermarket) should be concluded in a maximum 22 months term as from the construction starting date.

In case of default in any of the covenants established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect.

The agreement referred to above put an end to the file called “Shopping Neuquén S.A. against Municipalidad de Neuquén on Administrative Action” under judicial procedure before the High Court of Neuquén where only Municipality lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A.

3.	Contributed leasehold improvements - other liabilities

La Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements, which were capitalized as fixed assets by Mendoza Plaza Shopping S.A. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009, see Note 21 B.11.), APSA’s subsidiary, recognizing the related gain over 15 year, the term of contract. At closing, the amount of Ps. 97 was pending of accrual.

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. At closing the amount of Ps. 10,036 was pending of accrual. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 23:	(continued)

Also included are the leasehold improvements to be accrued made by third parties, arising from APSA.

4.	Tarshop S.A. credit card receivables securitization program

Tarshop S.A. has ongoing securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts - Títulos de Deuda Fiduciaria (“TDF”) and Certificate de Participation (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders.

Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the the credits transfered to the Trusts, which have been eliminated from the Tarshop’s S.A. balance sheet, that receives cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the Trusts.

The latter are recorded at their values calculated by the equity method of accounting at the closing of the period, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Tarshop agreed to a Consumer Portfolio Securitization Program to secure its long – term financing, thus having direct access to the capital market.

Under this Securitization Program Tarshop S.A. transferred to The Financial Trusts the total amount of Ps. 2,199,800 as of March 31, 2009 of credits receivable originated in the use of its clients’ credits cards and personal loans carrying promissory notes. Consequently, T.D.F. Series “A” were issued for Ps.1,843,164, T.D.F. Series “B” for Ps.129,420, T.D.F. Serie “C” for Ps. 1,167, C.P. Series “C” for Ps. 213,989, and C.P. Series “D” for Ps. 12,060.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 23:	(continued)

Tarshop S.A. acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investors through a public offering in Argentina, with exception of T.D.F. Serie “B” corresponding to Financial Trust Series XXXIX, XL, XLVII, XLVIII, XLIX and L, and T.D.F. Serie C of Serie XLVII. Tarshop S.A. has mantained in its portfolio part of them. Cash reserves for losses in the amount of Ps. 8,037 have been made as credit protection for investors.

5.	New commercial development

Panamerican Mall S.A. (PAMSA), a company organized in November 2006 between Alto Palermo S.A. (APSA) and Centro Comercial Panamericano S.A. (CCP), with 80% and 20% interests, respectively, is currently developing a new commercial venture in the Saavedra area in Buenos Aires City.

This is one of the Company’s most important projects, and it includes the construction of a shopping center, a hypermarket, a cinema complex and an office building in the neighborhood of Saavedra, City of Buenos Aires. Dot Baires should become synonym with a meeting point, the “gateway” to the City of Buenos Aires. Dot Baires will be the largest shopping center in the City of Buenos Aires in terms of square meters. The project will have 13,193 square meters for a hypermaket and 37,890 square meters of leaseable area, including a 8,849 square meter anchor store. Its opening is scheduled for May 13, 2009.

Total contributions made by shareholders as regards this project amounts to Ps. 473,052 as of the closing date of these financial statements.

In February 2009, a court ruling provided a restriction to open the shopping mall until some works agreed upon by the Buenos Aires City Goverment and the previous owner of the plot of land where the work is carried out are performed. The Company was unable to carry out such works as the Buenos Aires City Goverment had not made available the plots of land or the project documentation required for such constructions. To date such restriction to open the shopping mall has been lifted by court order.

6.	Damages in Alto Avellaneda

On March 5, 2006 there was a fire in Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total area damaged comprised 36 commercial stores and represented 15.7% of the total square meters built. Between the months of August and September 2006 this area was reopened and the operation returned to normal.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 23:	(continued)

As of June 30, 2006 APSA withdrew the proportional part of the fixed assets damaged by the fire in an estimated net book value of Ps. 6,265.

APSA has an insurance coverage against all risks and civil responsibility to cover this type of disaster. As of June 30, 2008 the insurance liquidation process related with the insurance coverage previously mentioned has been finished. The final indemnification amount obtained and collected corresponding to this item amounts to Ps. 10,478.

7.	Negative working capital

At the end of the period, the company carried a working capital deficit of Ps. 129,251, this amount relates mainly of APSA working capital deficit, which amounts to Ps. 137,646, whose treatment is being considered by the Board of Directors and the respective Management.

NOTE 24:	OPERATIONS WITH DERIVATIVE INSTRUMENTS

As of March 31, 2009, the open operations are as follows:

Forward contracts	Banks	Amount	Maturity	Accumulated Gain
Open operations
Purchase of dollars	Santander	2,000,000	04/30/2009	230
Purchase of dollars	Macro	3,000,000	04/30/2009	345
Purchase of dollars	Santander	5,000,000	04/30/2009	524

Total		10,000,000		1,099

The result generated by the mentioned operations is included in Financial gain generated by assets and included a gain of Ps. 9,381 related to cancelled operations and Ps. 1,099 related to open operations.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

NOTE 25:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares.

In thousands:

	March 31, 2009	March 31, 2008
Weighted - average outstanding shares	578,676	539,549
Dilute effect	—	—
Weighted - average diluted common shares	578,676	539,549

Below is a reconciliation between net (loss) income of the period and net (loss) income used as a basis for the calculation of the diluted earnings per share:

	March 31, 2009	March 31, 2008
Net (loss) income for calculation of basic earnings per share	(106,177)	22,879
Dilute effect	—	—

Net (loss) income for calculation of diluted earnings per share	(106,177)	22,879

Net basic (loss) earnings per share	(0.183)	0.042
Net diluted (loss) earnings per share	(0.183)	0.042

IRSA Inversiones y Representaciones

Sociedad Anónima

Unaudited Financial Statements

For the nine-month periods

Beginning on July 1, 2008 and 2007 and

Ended March 31, 2009 and 2008

IRSA Inversiones y Representaciones Sociedad Anónima

Company Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements as of March 31, 2009

compared with the same period of previous year.

Stated in thousands of Pesos

Fiscal year No. 66 beginning July 1 st, 2008

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the Superintendence of Corporations:	213,036

Duration of the Company:	Until April 5, 2043

Controlling Company:	Cresud Sociedad Anonima, Commercial, Real Estate Investment, Financial and Agricultural

Corporate Domicilie:	Moreno 877, piso 23, Autonomous City of Buenos Aires

Principal Activity:	Agricultural and real estate investment

Sharerholding:	54,01%

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 12)

	Authorized for Public Offer of Shares (*)	In thousands of pesos
Type of share		Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of March 31, 2009 and June 30, 2008

In thousands of pesos (Note 1)

	March 31, 2009	June 30, 2008		March 31, 2009	June 30, 2008
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 2 and Exhibit G)	14,317	70,257	Trade accounts payable (Note 6 and Exhibit G)	14,638	12,550
Investments (Exhibits C, D and G)	52,896	24,991	Customer advances (Note 7 and Exhibit G)	15,108	26,188
Accounts receivable, net (Note 3 and Exhibit G)	31,499	17,422	Short-term debt (Note 8 and Exhibit G)	95,166	95,425
Other receivables and prepaid expenses (Note 4 and Exhibit G)	97,818	82,245	Salaries and social security payable	3,029	4,415
Inventories (Note 5)	13,466	46,511	Taxes payable	19,405	8,738

Total Current Assets	209,996	241,426	Other liabilities (Note 9 and Exhibit G)	15,174	25,611

			Subtotal Current Liabilities	162,520	172,927

			Allowances (Exhibit E)	62	67

			Total Current Liabilities	162,582	172,994

			NON-CURRENT LIABILITIES
			Trade accounts payable (Note 6 and Exhibit G)	—	5,445
NON-CURRENT ASSETS			Customer advances (Note 7)	11	978
Accounts receivable, net (Note 3 and Exhibit G)	1,366	266	Long-term debt (Note 8 and Exhibit G)	655,676	537,331
Other receivables and prepaid expenses (Note 4 and Exhibit G)	144,081	138,713	Taxes payable	2,409	1,640
Inventories (Note 5)	56,022	62,620	Other liabilities (Note 9 and Exhibit G)	57,143	37,134

Investments (Exhibits C, D and G)	1,414,153	1,340,255	Total Non-Current Liabilities	715,239	582,528

Fixed assets, net (Exhibit A)	881,997	891,577	Total Liabilities	877,821	755,522

Intangible Assets, net (Exhibit B)	3,174	4,843

Total Non-Current Assets	2,500,793	2,438,274	SHAREHOLDERS’ EQUITY (according to the corresponding statement)	1,832,968	1,924,178

Total Assets	2,710,789	2,679,700	Total Liabilities and Shareholders’ Equity	2,710,789	2,679,700

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain

Executive Vice-President

acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

In thousands of pesos (Note 1)

	March 31, 2009	March 31, 2008
Revenues	220,210	235,618
Costs (Exhibit F)	(95,440)	(152,850)

Gross profit	124,770	82,768

Gain from recognition of inventories at net realizable value	10,401	5,020
Administrative expenses (Exhibit H)	(27,784)	(24,547)
Selling expenses (Exhibit H)	(7,995)	(4,527)

Subtotal	(25,378)	(24,054)

Operating income	99,392	58,714

Financial results generated by assets:
Interest income	20,975	19,548
Foreign exchange gain	44,450	7,054
Interest on discounting assets	60	290
Interest income from non convertible notes APSA (Note 29 and Note 22.2 to Unaudited Consolidated Financial Statements)	1,455	—
(Loss) gain on financial operations	(201)	1,092

Subtotal	66,739	27,984

Financial results generated by liabilities:
Foreing exchange loss	(148,206)	(16,635)
Interest on discounting liabilities	(84)	(745)
Interest expenses and others (Exhibit H)	(46,843)	(39,418)

Subtotal	(195,133)	(56,798)

Financial results, net	(128,394)	(28,814)

(Loss) gain on equity investees (Note 11.c.)	(52,976)	10,028
Other expenses, net (Note 10)	(7,532)	(6,838)

Net (loss) income before tax	(89,510)	33,090

Income tax and minimun presunted income tax (MPIT) (Note 14)	(16,667)	(10,211)

Net (loss) income for the period	(106,177)	22,879

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain

Executive Vice-President

acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

In thousands of pesos (Note 1)

Caption	Shareholders’ contributions				Reserved earnings		Retained earnings	Temporary translation difference	Total as of March 31, 2009	Total as of March 31, 2008
	Common stock (Note 12)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve (Note 12)	Reserve for new projects
Balances as of beginning of year	578,676	274,387	793,123	1,646,186	29,631	193,486	54,875	—	1,924,178	1,646,714
Capital increase	—	—	—	—	—	—	—	—	—	222,589
Apropiation of retained earnings aprobed by Shareholders meeting held 10.31.08	—	—	—	—	2,743	—	(2,743)	—	—	—
Temporary traslation difference for the period (Note 1.5 i)	—	—	—	—	—	—	—	14,967	14,967	—
Net (loss) gain for the period	—	—	—	—	—	—	(106,177)	—	(106,177)	22,879

Balances as of March 31, 2009	578,676	274,387	793,123	1,646,186	32,374	193,486	(54,045)	14,967	1,832,968

Balances as of March 31, 2008	578,676	274,387	793,123	1,646,186	29,631	193,486	22,879	—		1,892,182

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Alejandro G. Elsztain

Executive Vice-President

acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

In thousands of pesos (Note 1)

	March 31, 2009	March 31, 2008
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	87,568	172,205
Cash and cash equivalents as of the end of the period	59,065	181,167

Net (Decrease) Increase in cash and cash equivalents	(28,503)	8,962

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income for the period	(106,177)	22,879
Plus income tax accrued for the period	16,667	10,211
Adjustments to reconcile net loss (income) to cash flows from operating activities:
• Loss (gain) on equity inventees	52,976	(10,028)
• Gain from recognition of inventories at net realizable value	(10,401)	(5,020)
• Allowances and provision	19,031	9,383
• Amortization and depreciation	16,304	18,034
• Financial results, net	96,553	946
Changes in certain assets and liabilities net of non cash transaction:
• Decrease in current investments	9,933	21,462
• (Increase) Decrease in accounts receivables, net	(14,758)	8,626
• (Increase) Decrease in other receivables and prepaid expenses	(18,687)	5,736
• Decrease (Increase) in inventory	52,253	(109,690)
• Increase in customer advances	11,183	6,031
• Increase (Decrease) in taxes payable, social security payable	1,340	(19,294)
• Decrease in accrued interest	(12,887)	(11,330)
• Increase in trade accounts payable	1,707	4,803
• Decrease in other liabilities	(14,882)	(3,491)

Net cash provided by (used in) operating activities	100,155	(50,742)

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increase interest in related companies	(68,352)	(2,310)
• Increase equity in subsidiary companies	(21,003)	(95)
• Purchase and improvements of fixed assets	(22,349)	—
• Purchase of Notes APSA 2017	(42,289)	—
• Dividends collection	38,154	34,768
• Advance payments for the acquisition of shares	(984)	—
• Loans granted to related parties	(6,927)	(6,399)

Net cash (used in) provided by investing activities	(123,750)	25,964

CASH FLOWS FROM FINANCING ACTIVITIES:
• Overdrafts	(44,976)	—
• Payment of short-term and long -term debt	(9,432)	(145,193)
• Increase of short-term and long -term debt	45,000	—
• Increase of loans with related companies	4,500	28,368
• Payments of mortgages payable	—	(12,851)
• Issuance of common stock	—	163,416

Net cash (used in) provided by financing activities	(4,908)	33,740

NET (DECRASE) INCREASE IN CASH AND CASH EQUIVALENT	(28,503)	8,962

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these Unaudited Financial Statements.

Alejandro G. Elsztain Executive Vice-President acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the nine-month period beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

In thousands of pesos (Note 1)

	March 31, 2009	March 31, 2008
Supplemental cash flow information
• Interest paid	50,444	47,125
• Income tax paid	3,135	16,655

Non-cash activities:
• Decrease in non-current investment through a decrease of loans	—	52,098
• Increase in other receivables and prepaid expenses through a decrease in undeveloped parcels of lands	4,065	—
• Decrease in trade account payable through a decrease in undeveloped parcels of lands	5,445	—
• Increase in inventories through a decrease in fixed assets, net	25,410	—
• Temporary translation differences	14,967	—
• Transfer of undeveloped parcels of lands to inventories	101	—
• Decrease in customer advances through a decrease in inventories	23,306	—
• Conversion of debt into common shares	—	59,174
• Increase in other non-current investment through a decrease in other receivables and prepaid expenses	—	3,995
• Increase in non-current investments through an increase in loans	—	3,146
• Capitalization of financial cost in fixed assets	7,561	—
• Increase in non-current investment through a decrease in other receivables and prepaid expenses	—	9,161

Alejandro G. Elsztain Executive Vice-President acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

For the nine-month period beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

In thousands of pesos

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.1.	Preparation and presentation of audited financial statements

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Federacion Argentina de Consejos Profesionales de Ciencias Economicas, approved with certain amendments by the Consejo Profesional de Ciencias Economicas de La Ciudad Autonoma de Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

Unification of professional accounting standards

The National Securities Commission has issued General Resolutions No. 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Consejo Profesional de Ciencias Economicas de La Ciudad Autonoma de Buenos Aires through its Resolution CD N° 93/2005. These standards are to the obligatorily applied for fiscal years or interim periods corresponding to periods started as from January 1, 2006.

The principal change that the application of these new standards has generated relates to the treatment of the adjustment for inflation in calculating the deferred tax which can be taken as a temporary difference, according to the Company’s criteria. At present the adjustment for inflation is considered as a permanent difference in the deferred income tax calculation. The Company in accordance with the new accounting standards has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of the date of the issuance of these unaudited financial statements that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 145 million which should be recorded in the income statement accounts of previous periods for Ps. 155.5 million (loss) and in the income statement accounts of the fiscal period Ps. 10.5 million (gain).

In accordance with the Company’s Management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.1.	(Continued)

The above-mentioned liability would probably turn to the previous position according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in million	16.8	7.8	7.6	112.8	145

1.2.	Use of estimates

The preparation of financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, fair value of assets purchased of related parties or net assets, the fulfillment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these unaudited financial statements.

1.3.	Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.4.	Comparative information

Balances items as of June 30, 2008 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances for the nine-month period ended March 31, 2009 of the income, shareholder’s equity and cash flows statements are shown for comparative purpose with the same period of the previous fiscal year.

The financial statements as of June 30 and as of March 31, 2008 originally issued have been subject of certain reclassifications required in order to present these figures comparatively with those stated as of March 31, 2009.

1.5.	Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period/year-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realizable value.

d.	Accounts receivables, net and trade accounts payable

Mortgages, lease receivables and services and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

e.	Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f.	Other receivables and prepaid expenses and liabilities

Certain current receivables and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding period.

Certain receivables and liabilities disclosed under other current and other non-current receivables and liabilities, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the accounting professional standards, deferred tax assets and liabilities and Minimum Presumed Income Tax (MPIT) have not been discounted.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

h.	(Continued)

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Credits in kind:

The Company has credits in kinds related to rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables and there have been disclosed under “Inventories”.

i.	Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity.

•	Investments in subsidiaries and afiliated companies:

Long term investments in subsidiaries and afiliated companies detailed in Exhibit C, have been valued by using the equity method of accounting based on the unaudited financial statements at March 31, 2009 issued by them. The accounting standards used by the subsidiaries to prepare their unaudited financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their unaudited financial statements are those currently in effect.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

i.	(Continued)

The Financial Statements of Banco Hipotecario S.A. and Banco de Crédito y Securitizatión S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and afiliated companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A., Palermo Invest S.A., Pereiraola S.A.I.C.I.F.y A., Hoteles Argentinos S.A., Rummaala S.A., Manibil S.A., Canteras Natal Crespo S.A., Tyrus S.A. and the related company, Banco Hipotecario S.A..

•	Banco Hipotecario S.A.:

The Company has an important investment in Banco Hipotecario S.A. This investment is valued according to the equity method due to the significant influence of the economic group on the decisions of Banco Hipotecario S.A. and to the intention of keeping said investment on a permanent basis.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Tyrus S.A.:

Uruguay-based Tyrus has been classified as not integrated into the Company’s operations because it is a company engaged in holding the shares pertaining to the investment in Metropolitan (See Note 21 A.4 to the unaudited consolidated financial statements) whose operations are carried out fully abroad. The Company does not control foreign operations, which are conducted with autonomy with respect to the Company’s own operations. Besides, such operations are mainly financed with funds originating in its own transactions or in local loans.

The Tyrus’s assets and liabilities were converted into Pesos at the exchange rate in force at the close of the period. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption, in the line “Temporary translation differences” and they amounted to Ps. 14,967 as of March 31, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

i.	(Continued)

The goodwill corresponding to the acquisition of the controlled company Tyrus S.A. has been measured at cost value, which was calculated as the difference between the amount paid for such investment and the book value of the ownership interest acquired. The Company is now following the procedures to analyze the current value of the assets and liabilities acquired for purposes of allocating the purchase value, in conformity with Technical Resolution No. 21.

•	Certificates of participation in IRSA I Financial Trust:

The certificates of participation in IRSA I Financial Trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. As of June 30, 2008 the Company maintained allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E). The amount charged to the Statement of Income to reflect the allowance for impairment and its reversal has been disclosed in the “Results from transactions and holdings of real estate assets” line of the Statement of Income.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of the period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

j.	Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

•	Rental properties:

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period. The Company capitalizes the financial costs accrued costs associated with long-term construction projects. During the period/year ended March 31, 2009 and June 30, 2008 financial costs were capitalized in the building known as “DIQUE IV” for Ps. 7,561 and Ps 109, respectively.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E. The amount charged to the Statement of Income to reflect the allowance for impairment and its reversal has been disclosed in the “Results from transactions and holdings of real estate assets” line of the Statement of Income.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the unaudited statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

j.	(Continued)

•	Other properties and equipment:

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Intangible assets, net

Intangible assets correspond to expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.I.). These are shown net of their accumulated amortization.

Intangible assets are amortized during the average initial remaining useful life of the rent contracts acquired.

The value of these assets does not exceed its estimated recoverable value as of period/year-end.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

l.	Business combinations

Entities purchased by the Company were recorded in line with the “acquisition method” set forth in Technical Resolution No. 18. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. In To such extent, the Company identified the assets and liabilities acquired including intangible assets such as:

•

The estimated current value of the costs that the Company avoids incurring as a result of acquiring effective rent contracts, for which the estimated costs of entering into similar contracts were taken into account as well as other factors such as the geographical location and the size of the area rented. The value of the effective rent contracts is included in intangibles and it is amortized as a rental cost in the remaining initial term of each contract.

•

The value of the rent contracts acquired, for which the market conditions to the date of acquisition were taken into account as well as other factors including geographical location, size and location of the area rented in the building, profile and credit risk conditions of the lessees to determine if the rental contracts acquired have higher or lesser conditions to those of the market at the time of the acquisition. The current value of the difference between the contracts acquired under the terms of the contracts and the market conditions were taken into account, disclosing an asset or a liability (shown in Other liabilities) depending if the contracts acquired are higher or lesser to the market values.

The values thus determined should be amortized as an increase or decrease of the income for rentals during the remaining term of the respective contracts, including any renewal considered in the valuation. If a lessee terminates its rent contract, the non-amortized portion of the intangible assets will be recorded in the statement of income.

•

Relationships with clients. The items that the Company considered to assign value to such relationships include the nature and extension of the commercial relationships currently existing with lessees, growth prospects for development of new business, lessee’s credit qualities and renewal prospects. The Company has not identified any lessee with whom it has developed a type of relationship allowing the recognition of an intangible asset.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

l.	(Continued)

The process of identification and the determination of the price paid is a matter that requires complex judgments and significant estimates.

The Company used the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land and the building acquired. The amounts assigned to all the other assets and liabilities were based on independent valuations or on the Company’s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

In accordance with the terms of Technical Resolution 21, the difference between the price paid and the addition of the current values of the net assets acquired generate goodwill. If the value of identified tangible and intangible assets and liabilities exceeds the price paid, the intangible assets acquired are not recognized as they would cause an increase of the negative goodwill generated by these acquisitions at the time of the purchase. The goodwill generated due to an acquisition of net assets is shown in line with the tangible asset acquired. Amortizations have been calculated by the straight line method on the basis of the estimated useful life considering the weight average of the remaining useful life of the tangible assets acquired.

m.	Deferred financing cost

Expenses incurred in connection with the issuance of Negotiable Obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the statements of income as a greater financing expense.

n.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties and has been valued according to the amount of money received.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

o.	Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

p.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the period/year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

q.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the unaudited financial statements reflect that consideration.

For impairment of assets: the Company regularly asses its non-current assets for recoverability at the end of every period.

The Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

q.	(Continued)

values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the period/year ended March 31, 2009 and are detailed in Exhibit E. The amount charged to the Statement of Income to reflect the allowance for impairment and its reversal has been disclosed in the “Results from transactions and holdings of real estate assets” line of the Statement of Income.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

r.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

r.	(Continued)

Temporary translation differences correspond to the exchange gains/losses arising from the conversion of Tyrus S.A.’s financial statements.

s.	Results accounts

The results for the period are shown as follows:

Amounts included in Unaudited Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

t.	Revenue recognition

t.1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 1:	(Continued)

1.5.	(Continued)

t.	(Continued)

t.2	Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

u.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	March 31, 2009	June 30, 2008
Cash on hand (Exhibit G)	98	69
Banks accounts (Exhibit G)	14,082	69,967
Checks to be deposited	137	221

	14,317	70,257

NOTE 3:	ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	March 31, 2009		June 30, 2008
	Current	Non- Current	Current	Non- current
Mortgages, leases receivable and services (1) (Exhibit G)	12,660	1,366	7,097	266
Related parties (Note 11.a.) (Exhibit G)	19,694	—	9,825	—
Debtors under legal proceedings and past due debts	4,457	—	1,132	—
Less:
Allowance for doubtful accounts (Exhibit E)	(5,312)	—	(632)	—

	31,499	1,366	17,422	266

(1) Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 4:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	March 31, 2009		June 30, 2008
	Current	Non- Current	Current	Non- current
Related parties (Note 11.a.) (Exhibit G)	50,374	78,845	47,928	67,820
Advances to director´s fees (Note 11.a.) (3)	2,286	—	—	—
Receivables from the sale of shares (Exhibit G) (1)	33,423	—	27,179	—
Prepaid expenses and services (Exhibit G)	6,484	1,462	5,061	—
Guarantee of defaulted credits (2) (Exhibit G)	3,948	—	457	3,178
Deferred income tax (Note 14)	—	40,813	—	57,630
MPIT	—	22,666	—	9,847
Present value	—	(172)	—	(232)
Other	1,303	467	1,620	470

	97,818	144,081	82,245	138,713

(1)	In June 2007 the Company sold 10% of the shareholding in Solares de Santa María S.A. for US$ 10.6 million (on such date the Company collected US$ 1.6 million of such amount). The balance will become due in December 2009 and it is supported by a pledge in favor of the Company.
(2)	See Note 20.A.ii) to the consolidated unaudited financial statements.
(3)	Disclosed net of the directors´ fees provision of Ps 8,047.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	March 31, 2009		June 30, 2008
	Current	Non- Current	Current	Non- current
Credit from barter of Caballito (Koad) (ii)	8,545	17,564	—	22,663
Credit from barter transaction of Dique III parcel 1c) (i)	3,299	—	42,485	—
Abril	971	435	1,161	911
Other inventories	651	84	2,865	1,107
Credit from barter of Caballito (Cyrsa) (Note 11 a. and 20)	—	37,939	—	37,939

	13,466	56,022	46,511	62,620

(i)	In September 2004, the Company and Desarrollos y Proyectos Sociedad Anónima (“DYPSA”) signed a commitment of barter contract whereby the Company delivered DYPSA plot 1c) of Dique III in exchange for receiving, within a maximum term of 36 months, functional units, representing in the aggregate 28.50% of the square meters built in the building constructed by DYPSA. The transaction amounted to US$ 8 million. As a guaranty for the transaction, DYPSA set up a first degree mortgage for US$ 8 million plot in favor of IRSA.

The Company signed preliminary sales agreements for 27 units to be received which where valued at its net realizable value. The increase for this method of valuation amounted to Ps. 26,531; of which Ps. 5,519 were recorded as of March 31, 2009 and Ps. 21,012 in previous fiscal years.

After several agreements, Dypsa delivered the totality of housing units to IRSA. As of March 31, 2009 title deeds of is out 26 of 28 units had been signed. The deeds for conveyance of title have been executed in favor of the third parties to whom IRSA assigned the acquisition rights.

(ii)	In May 2006 Koad S.A. (Koad) and the Company entered into a barter agreement valued at US$ 7.5 million by which the Company sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build a building group called “Caballito Nuevo”. As consideration Koad paid an amount of US$ 0.05 million and the balance of US$ 7.4 million will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery, in guarantee of the operation, Koad encumbered with a mortgage the plot subject to this transaction in the amount of US$ 7.5 million and constituted insurance for US$ 2 million and is going to constitute another one for US$ 0.5 million at the time the units are transferred. As of March 31, 2009, out of the total stipulated, Koad has delivered 42 parking spaces. Additionally, preliminary sales agreements have been signed over 31 functional units to be received. These units have been measured at their net realization value, which generated income for Ps. 3,446 from this transaction.

NOTE 6:	TRADE ACCOUNTS PAYABLE

	March 31, 2009		June 30, 2008
	Current	Non Current	Current	Non Current
Suppliers (Exhibit G) (1)	4,120	—	2,931	5,445
Accruals	3,177	—	5,405	—
Related parties (Note 11.a.) (Exhibit G)	6,318	—	4,018	—
Others	1,023	—	196	—

	14,638	—	12,550	5,445

(1)	As of June 30, 2008 includes US$ 1.8 million related to the amount payable for a land purchased in Luján, according to Note 19.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 7:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	March 31, 2009		June 30, 2008
	Current	Non- Current	Current	Non- Current
Customer advances (Exhibit G)	12,361	—	24,261	—
Leases and services advances	2,747	11	1,927	978

	15,108	11	26,188	978

NOTE 8:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	March 31, 2009		June 30, 2008
	Current	Non- Current	Current	Non- Current
Non convertibles notes -2017 (Note 11. a. and 17) (Exhibit G)	7,905	558,000	15,964	453,750
Issue expenses (Note 17)	(875)	(6,049)	(875)	(6,705)
Overdrafts	54	—	45,030	—
Seller financing (2)	11,397	3,855	12,934	9,075
Bank Loans (1)	76,685	99,870	22,372	81,211

	95,166	655,676	95,425	537,331

(1)	The balance as of March 31, 2009 includes mainly:

a. Ps. 31,288 as a current balance and Ps. 99,870 as a non-current balance related to the debt for purchase the República building (Note 15 and Exhibit G).

b. Ps. 30,281 as a loan granted by Banco de la Nación Argentina maturing in September 2009 and accruing interest at a rate equivalent to Baibor at 30 days plus 500 basis points.

c. Ps. 15,116 as a loan granted by Banco Ciudad maturing in May 2009, accruing interest at a rate equivalent to Badlar plus 300 basis points.

(2)	The balance as of March 31, 2009 includes mainly:

a. Ps. 11,397 related to debt for the purchase of Palermo Invest S.A. shares (Note 21.A.1 to the Consolidated Financial Statements – Exhibit G)

b. Ps. 3,855 related to the debt incurred when the Company acquired 90% of the shares in E-Commerce Latina S.A. (“E-Commerce”) from APSA. Subsequently, APSA assigned the receivable from that transaction to E-Commerce (Note 11.a.).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 9:	OTHER LIABILITIES

The breakdown for this item is as follows:

	March 31, 2009		June 30, 2008
	Current	Non- Current	Current	Non- current
Loans with Shareholders of related parties (Note 11.a.) (Exhibit G)	5,613	50,080	15,284	28,303
Condominium expenses	—	—	1,421	—
Directors’ fees provision (Note 11.a.) (1)	—	—	2,996	—
Less value of acquired contracts (1.5.l)	3,722	2,239	3,811	5,150
Administration and reserve funds	3,156	—	460	—
Directors’ guarantee deposits (Note 11.a.)	—	8	—	8
Guarantee deposits (Exhibit G)	1,934	4,824	978	3,763
Present value	—	(202)	—	(285)
Other (Exhibit G)	749	194	661	195

	15,174	57,143	25,611	37,134

(1)	As of June 30, 2008, it is disclosed net of advances to Directors for Ps. 516.

NOTE 10:	OTHER EXPENSES, NET

The breakdown for this item is as follows:

	March 31, 2009	March 31, 2008
Other income:
Allowances recovery	30	—
Other	148	234

	178	234

Other expenses:
Tax on personal assets	(1,489)	(3,925)
Donations	(3,748)	(1,919)
Unrecoverable VAT	(2,423)	(1,027)
Lawsuits contingencies	—	(48)
Other	(50)	(153)

	(7,710)	(7,072)

Total other expenses, net	(7,532)	(6,838)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of March 31, 2009 and June 30, 2008, with subsidiaries, shareholders, affiliated and related companies are as follows:

	March 31, 2009	June 30, 2008
Alto Palermo S.A. (1)
Accounts receivable, net	6,397	2,491
Other current receivables and prepaid expenses	264	710
Current investments	5,474	4,393
Non-current investments	165,279	96,008
Current trade accounts payable	2,782	1,700
Other current liabilities	1	36

Banco de Crédito y Securitización S.A. (3)
Accounts receivable, net	18	18

Canteras Natal Crespo S.A. (5)
Accounts receivable, net	170	115
Other current receivables and prepaid expenses	1,732	672
Other non-current receivables and prepaid expenses	8,331	483

Comercializadora Los Altos S.A. (1)
Accounts receivable, net	48	48
Current trade accounts payable	5	5

Consorcio Dock del Plata (4)
Accounts receivable, net	337	—
Other current receivables and prepaid expenses	31	—
Current trade accounts payable	58	—

Consultores Assets Management S.A. (4)
Accounts receivable, net	477	262
Other current receivables and prepaid expenses	4	13
Current trade accounts payable	2	—

Consorcio Libertador S.A. (4)
Accounts receivable, net	508	280
Other current receivables and prepaid expenses	6	17
Current trade accounts payable	130	17
Other current liabilities	15	29

Cresud S.A.C.I.F. y A (2)
Accounts receivable, net	991	591
Other current receivables and prepaid expenses	970	111
Current trade accounts payable	1,584	617
Current loans	1,747	—
Non-Current loans	123,325	—

Cyrsa S.A. (5)
Accounts receivable, net	2,924	2,038
Other current receivables and prepaid expenses	—	114
Current trade accounts payable	672	867
Inventories - Credit from barter of Caballito	37,939	37,939

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	(Continued)

a.	(Continued)

	March 31, 2009	June 30, 2008
Directors (4)
Other current receivables and prepaid expenses	2,447	86
Other current liabilities	—	2,996
Other non-current liabilities	8	8

E-commerce Latina S.A. (1)
Accounts receivable, net	20	1
Other current receivables and prepaid expenses	—	1
Current loans	—	3,464
Non-current loans	3,855	—

Emprendimiento Recoleta S.A. (1)
Accounts receivables, net	1	—
Other current receivables and prepaid expenses	—	—
Current trade accounts payable	1	1

Estudio Zang, Bergel & Viñes (4)
Other current receivables and prepaid expenses	20	10
Current trade accounts payable	126	2
Other current liabilities	57	242

Fibesa S.A. (1)
Accounts receivable, net	1	—

Fundación IRSA (4)
Accounts receivable, net	15	14
Other current receivables and prepaid expenses	2	2
Current trade accounts payable	528	—

Hoteles Argentinos S.A. (1)
Accounts receivable, net	25	974
Other current receivables and prepaid expenses	21	—
Other current liabilities	746	601

Inversora Bolívar S.A. (1)
Accounts receivable, net	2,986	1,429
Other current receivables and prepaid expenses	6,851	5,555
Other non-current receivables and prepaid expenses	60,306	61,206
Current trade accounts payable	317	520
Other current liabilities	30	28

Llao – Llao Resorts S.A. (1)
Accounts receivable, net	1,306	581
Other current receivables and prepaid expenses	33,579	30,910
Other non-current receivables and prepaid expenses	10,208	6,131
Other current liabilities	2	—
Current trade accounts payable	—	5

Museo de los niños (4)
Accounts receivable, net	20	21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	(Continued)

a.	(Continued)

	March 31, 2009	June 30, 2008
Nuevas Fronteras S.A. (1)
Accounts receivable, net	57	—
Other current receivables and prepaid expenses	1	1
Current trade accounts payable	3	114
Other current liabilities	4,716	—

Palermo Invest S.A. (1)
Accounts receivable, net	66	38
Other current receivables and prepaid expenses	5,862	5,313

Panamerican Mall S.A. (1)
Accounts receivable, net	69	—
Other current receivables and prepaid expenses	—	15

Patagonian Investment S.A. (1)
Accounts receivable, net	53	26

Pereiraola S.A.I.C.I.F. (1)
Accounts receivable, net	39	22

Advances to personel (4)
Other current receivables abd prepaid expenses	284	229
Current trade accounts payable	24	27

Puerto Retiro S.A. (5)
Accounts receivable, net	78	47

Quality Invest S.A
Accounts receivables, net	12	—

Ritelco S.A. (1)
Other current receivables and prepaid expenses	24	14
Current trade accounts payable	—	146
Other current liabilities	47	14,348
Other non-current liabilities	50,080	28,298

Rummaala S.A. (5)
Accounts receivable, net	7	174
Other current receivables and prepaid expenses	—	5
Current trade accounts payable	61	—

Shopping Alto Palermo S.A. (1)
Accounts receivable, net	1	—
Current trade accounts payable	14	2
Other current liabilities	1	—

Solares de Santa Maria S.A. (1)
Accounts receivable, net	874	533
Other current receivables and prepaid expenses	37	4,150

Tarshop S.A. (1)
Accounts receivable, net	2,194	122

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	(Continued)

a.	(Continued)

	March 31, 2009	June 30, 2008
IRSA International LLC (1)
Other current receivables and prepaid expenses	525	—

Tyrus (1)
Current trade accounts payable	9	—

(1)	Subsidiary (direct or indirect)
(2)	Shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party
(5)	Direct or indirect joint control

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	(Continued)

b. Results on subsidiary, shareholder, affiliated and related parties during the nine-month period ended March 31, 2009 and 2008 are as follows:

	Year	Sales and services fee	Leases earned	Cost of service	Leases Lost	Interest earned	Fees	Interest Lost
Related Paties
Palermo Invest S.A. (1)	2009	—	—	—	—	548	—	—
	2008	—	—	—	—	442	—	—
Inversora Bolivar S.A. (1)	2009	—	—	—	(560)	5,405	—	—
	2008	1,146	—	—	(243)	6,102	—	—
Alto Palermo S.A. (APSA) (1)	2009	1,725	—	—	—	9,812	—	—
	2008	—	—	(15)	—	7,527	—	—
Canteras Natal Crespo S.A. (4)	2009	72	—	—	—	121	—	—
	2008	72	—	—	—	63	—	—
Cresud S.A.C.I.F. y A. (2)	2009	—	—	(327)	—	—	—	(3,958)
	2008	—	—	(13)	—	—	—	—
Hoteles Argentinos S.A. (1)	2009	—	—	—	—	47	—	—
	2008	—	—	—	—	214	—	—
Llao Llao Resorts S.A. (1)	2009	—	103	—	—	3,029	—	—
	2008	—	99	—	—	2,318	—	—
E-Commerce S.A. (1)	2009	—	4	—	—	—	—	(391)
	2008	—	—	—	—	—	—	(188)
Rummalaa S.A. (4)	2009	—	—	—	—	—	—	—
	2008	—	—	—	—	81	—	—
Ritelco S.A. (1)	2009	—	—	—	—	—	—	(1,262)
	2008	—	—	—	—	66	—	(1,290)
Patagonian Investment S.A. (1)	2009	—	—	—	—	—	—	—
	2008	—	—	—	—	116	—	—
Tarshop S.A. (1)	2009	362	1,172	—	—	—	122	—
	2008	56	1,058	—	—	—	—	—
Advances to personel (3)	2009	—	—	—	—	11	—	—
	2008	—	—	—	—	10	—	—
Estudio Zang, Bergel & Viñes (3)	2009	—	—	—	—	—	(1,005)	—
	2008	—	—	—	—	—	(783)	—
Directors (3)	2009	—	—	—	—	—	(8,122)	—
	2008	—	—	—	—	—	(5,236)	—
CYRSA S.A. (4)	2009	—	428	—	—	—	—	—
	2008	—	315	—	—	6	—	—
Nuevas Fronteras S.A. (1)	2009	302	—	—	—	—	—	(216)
	2008	—	—	—	(2)	—	—	—
Solares de Santa Maria S.A. (1)	2009	—	—	—	—	693	—	—
	2008	—	—	—	—	49	—	—
Consultores Assets Management S.A. (3)	2009	—	—	—	—	11	—	—
	2008	—	—	—	—	—	—	—
Consorcio Libertador S.A. (3)	2009	—	—	—	—	—	—	—
	2008	95	7	—	—	—	—	—

Total 2009		2,461	1,707	(327)	(560)	19,677	(9,005)	(5,827)

Total 2008		1,369	1,479	(28)	(245)	16,994	(6,019)	(1,478)

(1)	Subsidiary (direct or indirect)
(2)	Shareholder / Subsidiary’s shareholder
(3)	Related party
(4)	Direct or indirectly joint control

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 11:	(Continued)

c. The composition of loss on equity investees is as follows:

	(Loss)/Gain	Gain
	March 31, 2009	March 31, 2008
(Loss) gain on equity investments	(110,037)	9,472
Gain on purchase of non convertible notes of APSA (Note 29)	53,602	—
Accrual of financial results from non convertible notes of APSA (Note 29)	(1,455)	—
Amortization of goodwill and lower/higher purchase values	1,358	556
Difference exchange non convertible notes of APSA	4,512	—
Accelerated depreciation of debt issuance costs of non convertibles notes of APSA	(956)	—

	(52,976)	10,028

NOTE 12:	COMMON STOCK

a.	Common stock

As of March 31, 2009, common stock was as follows:

		Approved by		Date of record with the Public Registry
	Par Value	Body	Date	of Commerce
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors´ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors´ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors´ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors´ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors´ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors´ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors´ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors´ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors´ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors´ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors´ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors´ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors´ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors´ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors´ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors´ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors´ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors´ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors´ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors´ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors´ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors´ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors´ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors´ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors´ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors´ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors´ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors´ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors´ Meeting (2)	12.31.2007	03.12.2008

	578,676

(1)	Conversion of negotiable obligations.
(2)	Exercise of options.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 12:	(Continued)

b.	Restriction on the distribution of profits

i)	In accordance with the Argentine Comercial Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the period, calculated in accordance with Argentine GAAP plus (less) prior period adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 17.

NOTE 13:	RESTRICTED ASSETS

The Company has a mortgage on the “Suipacha 652” building, as a guarantee for its obligation to construct a building and the transference of some of the units to be constructed in such building as balance of price for the acquisition of the plot located at Libertador 1755 (Note 21.A.2 to the Unaudited Consolidated Financial Statements).

NOTE 14:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period (i)	Balances at period-end
Non-current deferred assets and liabilities
Cash and Banks	175	(192)	(17)
Investments	(1,827)	(19,551)	(21,378)
Accounts receivable, net	115	1,653	1,768
Other receivables and prepaid expenses	64,040	(1,754)	62,286
Inventories	(6,098)	1,532	(4,566)
Fixed assets, net	(3,558)	(16,850)	(20,408)
Tax loss carryfowards	843	17,588	18,431
Financial loans	(2,652)	230	(2,422)
Salaries and social security payable	22	95	117
Other liabilities	6,570	432	7,002

Total net deferred assets	57,630	(16,817)	40,813

(i)	Includes the reversal of the deferred income tax related to business combinations, which does not have an impact in net income.

Net assets at period end derived from the information included in the above table amount to Ps. 40,813.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 14:	(Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods ended March 31, 2009 and 2008, respectively:

Items	03.31.09	03.31.08
Net (loss) income for the year (before income tax)	(89,510)	33,090
Current income tax rate	35%	35%
Net (loss) income for the year at the tax rate	(31,328)	11,582
- Restatement into constant currency	2,792	1,140
- Donations	1,312	149
- Loss (gain) on equity investees	36,793	(3,510)
- Tax on personal assets	522	1,374
- Directors´ fees	2,816	—
- Others	3,760	(524)

- Income tax and deferred tax charge for the period	16,667	10,211

- MPIT charge for the period	—	—

Total income tax and MPIT charged for the period	16,667	10,211

The total unused balance of accumulated operating loss income tax carry-forward at the end of the period amounts to Ps. 52,660:

Year generation	Amount (*)	Statute of limitation
2009	52,660	2014
Tax loss carryforwards	52,660

(*)	Disclosed on nominal values

NOTE 15:	ACQUISITION OF REPUBLICA BUILDING

In April 2008, the company acquired a building known as “Republica Building”, a property located in Tucumán 1, Buenos Aires. The company paid US$ 70.3 million partially financed by a mortgage loan from Banco Macro for an amount of US$ 34 million accruing interest at fixed rate of 12% per annum and payable in five equal, annual and consecutive installments as from April 2009.

In May, 2008 the Company consulted with the Argentine Antitrust Commision as regards the need to notify such operation as one of economic concentration. The Argentine Antitrust Commision resolved that, in effect, such operation had to be reported. The Company objected such decision in the local courts. To date of this unaudited financial statements, the local courts have not decided on such appeal.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 16:	ACQUISITION AND SALE OF THE BOUCHARD BUILDING

In March 2007, the company acquired the building known as “Bouchard Plaza” (including the current leases agreements) for an aggregate purchase price of US$ 84 million.

The Company consulted with the Argentine Antitrust Commision with regard to the need for reporting such transaction as economic concentration. The Argentine Antitrust Commision decided that effectively the operation referred should be notified and the pertinent court ratified such decision. On April 22, 2008 the notice of the operation was filed with the Argentine Antitrust Commision. To date, such matter is still to be resolved.

In January, 2008, the Company sold to Compañía Técnica Internacional Sociedad Anónima Comercial e Industrial (Techint) the undivided 29.85% of the Bouchard Plaza Building (including the current leases agreements) for an amount of US$ 34.4 million. This transaction generated a profit of Ps. 19.0 million.

NOTE 17:	ISSUANCE OF NON CONVERTIBLE NOTES

In February 2007, the Company issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non convertible notes-2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non convertible notes-2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits. As of March 31, 2009 disclosed net of issue expenses of Ps. 875 current and Ps 6,049 non-current.

NOTE 18:	OFFER FOR THE ACQUISITION OF URUGUAYAN COMPANY

In May 2008 the Company signed an offer for acquiring a company in Uruguay, which to the date of transference of the shares should be the owner of certain plots of land in the City of Montevideo, Uruguay, paying an advance of Ps. 984.

The Company intends to develop an Urban Project.

The price for the sale of all the shares will be US$ 7 million.

NOTE 19:	ACQUISITION OF A PLOT OF LAND IN LUJAN

In May 2008 the Company (in comision) and Birafriends S.A. entered into a preliminary purchase contract with possession by which IRSA was committed itself to acquire a fraction of land located in the Luján District, Province of Buenos Aires, for a total price of US$ 3 million paying at the time of signing the contract the amount of US$ 1.2 million. The remaining amount will be paid at the time of the deed. On December 2008, the Company notified that the principal will be Cresud S.A.C.I.F y A.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 20:	BARTER TRANSACTION WITH CYRSA

The Company signed with Cyrsa a deed of exchange for US$ 12.6 million by which IRSA handed over to Cyrsa a plot of land in the Caballito neighborhood. On its part, Cyrsa committed itself to build a housing real estate development in such plot. In a first stage two buildings will be constructed and a third future building will be developed in the second stage, upon Cyrsa´s election.

As consideration Cyrsa paid US$ 0.12 million and the balance will be cancelled by handing over 25% of the functional units of the buildings to be constructed in the plot of land.

If Cyrsa decides not to construct the third building by June 2010, then IRSA will receive the functional unit having the right to over-raise the future third building.

To guarantee the compliance with its obligations Cyrsa has mortgaged the plot of land in the amount of US$ 12.6 million.

This transaction generated a net gain of Ps. 29,081 which is eliminated in accordance with the ownership of Cyrsa.

On July 31, 2008, the title deed to the land was executed.

NOTE 21:	CONVERTIBLE NOTES INTO COMMON SHARES

In November 2002, the Company issued Convertible Notes into shares (IRSA-NOC-2007) for a nominal value of US$ 100 million falling due in the year 2007, bearing interest at an annual rate of 8%, payable semi-annually in arrears. The holder was entitled to exchange each IRSA-NOC-2007 for 1,8347 shares (0.1835 GDS) and had an option to purchase the same number of shares at the exercise price set for the warrant. The convertible note and the option to purchase additional shares matured in November 2007.

Convertible notes amounting US$ 99.9 million were converted until its maturity. Therefore, the Company issued 193,380,366 common stock. In addition, the Company issued 193,296,821 common stock in exchange of US$ 119.9 million as a result of the conversion of warrants.

NOTE 22:	ACQUISITION OF 50% OF TORRE BANKBOSTON

In August 2007, the Company acquired the 50% of the building known as “Tower BankBoston” (including current leases contracts) located at Carlos María Della Paolera N° 265, Autonomous City of Buenos Aires in the amount of US$ 54 million (Exhibit B).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 22:	(Continued)

This acquisition is considered as a business combination (See Note 1.5.l.).

The Company consulted with the National Argentine Antitrust Commision with regard to the need for reporting such transaction as economic concentration. The Argentine Antitrust Commision decided that effectively the operation referred should be notified. The company challenged this opinion on the local courts.

NOTE 23:	ADQUISITION OF MUSEO RENAULT

In December 2007 the Company acquired certain functional units of the “Palacio Alcorta” or “Museo Renault” (including current leases contracts) in the amount of US$ 3.2 million (Exhibit B).

This acquisition is considered a business combination. (See Note 1.5.l.).

NOTE 24:	ORDINARY AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS HELD OCTOBER 31, 2008.

The Ordinary and Extraordinary General Meeting of Shareholders held October 31, 2008 decided to approve the following items:

-To apply 5% of the income for the year ended June 30, 2008 to the Legal Reserve;

-That the balance of the income accounts of the year be carried forward, entitling the Board of Directors to use the balance and free availability reserves for the purposes that follow, among other: appropriate dividends or provide for the acquisition of own shares. All this due to the financial crisis shown in the national and international markets from were it is clear the impact on the quotation prices of the Company values, which certainly do not agree with the Company´s reality. It is, therefore, essential to protect the shareholders´ interests from the sudden fluctuations of quotation prices;

-That the tax on personal assets levied on the shareholders and paid by the Company in its capacity as substitute responsible for up to Ps. 5,433, be fully absorbed by the Company as long as such decision is not modified by virtue of a meeting of shareholders;

NOTE 25:	PURCHASE OF MANIBIL S.A.´S SHAREHOLDING

In May 2008, the Company bought a 49% shareholding in Manibil S.A. from Land Group S.A. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps 23.9 million.

By virtue of the contracts signed, the Company agreed not to transfer its shares or any rights related thereto for a term of three years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTA 26:	ACQUISITION OF COMPANY´S SHARES BY CRESUD S.A.C.I.F. Y A.

During the nine-month period ended March 31, 2009, Cresud S.A.C.I.F. y A. (“Cresud”, a Company shareholder) acquired 68,712,008 additional shares of the Company. Consequently, Cresud´s share in the Company, either directly and indirectly through its subsidiary companies, amounts approximately to 54.01%. Therefore, as from October 2008 Cresud exercises control on the Company as it holds the necessary votes to form the social will in the ordinary meetings of shareholders in accordance with the terms of Technical Resolution 21.

NOTE 27:	FINANCIAL AND CAPITAL MARKET SITUATION

During the last months, the world´s principal financial markets have suffered the impact of volatility conditions as well as lack of liquidity, credit and uncertainty. Consequently, stock-market rates showed a significant fall worldwide together with an evident economic deceleration also at world level. Although the central countries took immediate action on the matter, the future evolution of the international markets is uncertain, which produce direct effects on the quotation of financial assets, particularly shares, debt titles and investment funds.

As regards the Argentine Republic, stock-markets showed a pronounced downward trend in the price of public and private bonds and a rise in interest rates, country risk and rates of exchange.

The Company´s management is monitoring and evaluating the effects derived from the situations referred to above on the Company and subsidiaries in order to adopt in real time the necessary measures to soften the effects of the global situation.

In connection with the quotation value of shares issued of the Company and its subsidiary´s, the Company´s management reported that the quotation price of its shares has also been affected, in the understanding that such fall does not coincide with the Company´s equity reality or with its true economic situation but that it is a consequence of the current process through which national and international markets are undergoing.

Banco Hipotecario sustained significant losses in the period. However, as of the date hereof, it is in full compliance with the capital requirements laid down in the regulations that govern its functioning. Although Banco Hipotecario’s listed shares have shown a decline in value in the period, Management estimates that such decrease is not an indication of Banco Hipotecario’s current operating performance.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

NOTE 27:	(Continued)

The factors considered by the Company include the following: (i) the reasons for such decrease in the quoted value (and whether they concern loan policies, interest rates or the market), (ii) the Company’s ability and willingness to maintain the investment for a period long enough to recover value, (iii) whether such decrease in value is significant to the Company, (iv) the historical behavior of the variables that caused such decline in value and (v) the Company’s business fundamentals. Testing for non-temporary impairments in value entails qualitative and quantitative processes subject to several risks and uncertainties. As of the date of these financial statements, Management estimates that the drop in the quoted value of shares is temporary.

NOTE 28	SALES OF REAL ESTATE

The company sold in different operations both during the last six-month period ended March 31, 2009 and as subsequent events office properties representative of 20,315 square meters of gross leasable area in IRSA´s portfolio, for a total of Ps. 201.3 million, of which Ps. 66.9 million correspond to operations perfected during the last six-month period and Ps 134.4 million to operations conducted in later form. These operations generated an income of Ps 41.7 million and of Ps 77.7 million (approximately), respectively.

NOTE 29:	PURCHASE OF NON CONVERTIBLE NOTES OF ALTO PALERMO

During the nine-month period ended as of March 31, 2009 the Company acquired the notes corresponding to the series issued by Alto Palermo in May 2007 for US$ 120 million, for a total nominal value of US$ 27.9 million, at an average quoted value equivalent to US$ 0.44. The total amount paid was US$ 12.3 million. Gain from this transaction amounted to US$ 53,602.

In addition, as an subsequent event to the close of the period, IRSA acquired Series I notes (negotiable obligations) for a nominal value of US$11.8 million and Serie II for a nominal value of US$ 15.1 million. The amount paid was US$ 6.5 million and US$ 8.2 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the nine-month period beginning on July 1, 2008

and ended March 31, 2009 compared with the year ended June 30, 2008

In thousands of pesos

Exhibit A

					Depreciation
						For the period
Items	Value at beginning of year	Increases and Transfers	Deductions and Transfers	Value at period end	Accumulated at beginning of year	Increase, deductions and Transfers	Amount (1)	Accumulated at period end	Allowances for impairment (2)	Net carrying value as of March 31, 2009	Net carrying value as of June 30, 2008
Work in progress	1,211	359	—	1,570	—	—	—	—	—	1,570		1,210
Machinery, equipment and computer equipment	6,611	288	—	6,899	5,742	—	459	6,201	—	698		869
Furniture and fixtures	1,719	297	—	2,016	1,661	—	36	1,697	—	319		58
Leasehold improvements	6,753	—	—	6,753	6,534	—	87	6,621	—	132		219
Advances for fixed assets	39	68	—	107	—	—	—	—	—	107		39
Vehicles	130	—	—	130	104	—	20	124	—	6		26

Properties:
Edificio República	229,910	254	—	230,164	1,143	—	3,499	4,642	—	225,522		228,767
Torre Bankboston	174,339	5	(5,266)	169,078	2,581	(183)	2,160	4,558	—	164,520	(3)	171,758
Bouchard 551	160,657	—	—	160,657	5,431	—	1,746	7,177	—	153,480		155,226
Bouchard 710	72,460	—	—	72,460	5,155	—	766	5,921	—	66,539		67,305
Works in progress Dique IV	36,387	28,616	—	65,003	—	—	—	—	—	65,003		36,387
Maipú 1300	52,693	23	—	52,716	11,664	—	1,036	12,700		40,016		41,029
Libertador 498	51,152	—	(14,807)	36,345	11,520	(3,628)	1,000	8,892		27,453		39,632
Laminar Plaza	33,513	—	—	33,513	5,171	—	634	5,805	—	27,708		28,342
Dock del Plata	26,944	—	(5,462)	21,482	1,290	(374)	362	1,278	—	20,204		25,654
Costeros Dique IV	23,337	—	—	23,337	3,050	—	441	3,491	—	19,846		20,287
Reconquista 823	24,764	—	—	24,764	6,319	—	492	6,811		17,953		18,445
Edificios Costeros (Dique II)	21,184	—	—	21,184	3,262	—	412	3,674	—	17,510		17,922
Suipacha 652	17,010	—	—	17,010	5,170	—	339	5,509		11,501		11,840
Museo Renault	8,503	—	—	8,503	95	—	191	286	—	8,217	(4)	8,408
Avda. de Mayo 595	7,339	—	—	7,339	2,382	—	176	2,558	—	4,781		4,957
Constitución 1159	8,762	—	—	8,762	—	—	—	—	(4,661)	4,101		4,101
Libertador 602	3,486	—	—	3,486	754	—	74	828	—	2,658		2,732
Avda. Madero 942	3,277	—	(3,277)	—	992	(1,038)	46	—	—	—		2,285
Torre Renoir I	1,520	—	(1,520)	—	29	(29)	—	—	—	—		1,491
Constitución 1111	1,338	—	—	1,338	355	—	33	388	—	950		983
Madero 1020	974	—	(84)	890	278	(26)	41	293	—	597		696
Sarmiento 517	485	—	—	485	55	—	14	69	(60)	356		363
Store Cruceros	293	—	(293)	—	16	(21)	5	—	—	—		277
Rivadavia 2768	334	—	—	334	65	—	19	84	—	250		269

Total as of March 31, 2009	977,124	29,910	(30,709)	976,325	80,818	(5,299)	14,088	89,607	(4,721)	881,997

Total as of June 30, 2008	620,910	441,325	(85,111)	977,124	65,350	(2,584)	18,052	80,818	(4,729)			891,577

(1)	The accounting application of the depreciation for the year is set forth in Exhibit H
(2)	Disclosed net of depreciation for the period amounting to Ps. 8 (Exhibit H)
(3)	Includes Ps. 5,951 and Ps. 6,295 as of March 31, 2009 and June 30, 2008, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(4)	Includes Ps. 3,316 and Ps. 3,438 as of March 31, 2009 and June 30, 2008, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the nine-month period beginning on July 1, 2008

and ended March 31, 2009 compared with the year ended June 30, 2008

In thousands of pesos

Exhibit B

	Original Value			Amortization
	Balances as of beginning of year	Increases (Deductions)	Balances as of period end	Accumulated at beginning of period	Deductions	For the period (1)	Accumulated at period end	Net carrying value as of March 31, 2009	Net carrying value as of June 30, 2008
Intangible Assets – savings expenses
- Torre BankBoston	5,767	(123)	5,644	1,627	(22)	1,314	2,919	2,725	4,140
- Museo Renault	198	—	198	46	—	59	105	93	152
- Edificio República	555	—	555	4	—	195	199	356	551

Totals as of 03.31.09	6,520	(123)	6,397	1,677	(22)	1,568	3,223	3,174

Totals as of 06.30.08	—	6,520	6,520	—	—	1,677	1,677		4,843

(1)	Amortizations are disclosed in Exhibit H.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of March 31, 2008 and June 30, 2008

In thousands of pesos

Exhibit C

						Issuer’s information (1)
				Book value	Book value			Last financial statement
Issuer and types of securities	Class	P.V.	Amount	as of March 31, 2009	as of June 30, 2008	Main activity	Legal address	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity	(1) Interest in capital stock
Current Investment

Boden 2013 (2)	US$	0.002	500	1	1

Cédulas Hipotecarias Argentina (2)	Ps.	0.001	193,179	155	259

Total current investments as of March 31, 2009				156

Total current investments as of June 30, 2008					260

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of March 31, 2009 and June 30, 2008

In thousands of pesos

Exhibit C (Continued)

						Issuer’s information (1)
				Book value	Book value			Last financial statement
Issuer and types of securities	Class	P.V.	Amount	at March 31, 2009	at June 30, 2008	Main activity	Legal address	Date	Capital stock (par value)		Income (loss) for the period		Shareholders’ equity		Interest in capital stock (1)
Pereiraola S.A.I.C.I.F.y A.	Common 1 vote	0.001	1,641,168	1,299	1,308	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	03.31.09		3,282		(158)		2,678	50,00%
	Irrevoc. Contrib.			40	—
	Higher Inv. Value			7,553	7,553

Palermo Invest S.A.(1)	Common 1 vote	0.001	76,685,772	97,185	165,353	Investment	Bolívar 108 floor 1, Buenos Aires	03.31.09		78,251		(69,558)		138,025	98,00%
	Higher Inv. Value			29,012	30,018
	Purchase expenses			470	480
	Goodwill			(40,845)	(42,308)

Hoteles Argentinos S.A.	Common 1 vote	0.001	11,053,372	19,451	20,803	Hotel operations	Av. Córdoba 680, Buenos Aires	03.31.09		13,817		(1,690)		24,313	80,00%
	Higher Inv. Value			1,457	1,555
	Purchase expenses			36	38

Alto Palermo S.A. (2)	Common 1 vote	0.001	49,536,769	472,834	536,255	Real estate investments	Moreno 877 floor 22, Buenos Aires	03.31.09		78,206		(38,452)		749,466	63,34%
	Goodwill			(41,475)	(27,217)
	Higher Inv. value			77,521	5,822

Patagonian Investment S.A.	Common 1 vote	0.001	3,736,759	2,090	3,368	Real estate investments	Florida 537 floor 18, Buenos Aires	03.31.09		3,852		(1,387)		2,185	97,00%
	Irrevoc. Contrib			29	48
	Purchase expenses			1	1

Llao – Llao Resort S.A.	Common 1 vote	0.001	14,247,506	7,838	11,465	Hotel operations	Florida 537 floor 18, Buenos Aires	03.31.09		28,495		(7,253)		15,676	50,00%
	Purchase expenses			165	174

Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500	4,889	5,444	Banking	Tte. Gral Perón 655, Buenos Aires	03.31.09	(4)	62,500	(4)	4,495	(4)	119,878	5,1%

Ritelco S.A.	Common 1 vote	0.001	66,970,394	155,457	191,518	Investments	Zabala 1422, Montevideo, Uruguay	03.31.09		66,970		(36,071)		183,017	100,00%
	Irrevoc. Contrib.			27,340	27,340

Banco Hipotecario S.A. (3)	Common 1 vote	0.001	75,000,000	102,963	125,519	Banking	Reconquista 151 floor 1, Buenos Aires	03.31.09	(4)	1,500,000	(4)	30,040	(4)	2,649,263	5,00%
	Goodwill			(2,011)	(2,116)

Canteras Natal Crespo S.A.	Common 1 vote	0.001	149,760	(740)	(398)	Extraction and sale of arids	Caseros 85, Office 33 Córdoba	03.31.09		299		(684)		(1,479)	50,00%
	Higher investment value			4,842	4,842
	Purchase expenses			319	319

Inversora Bolivar S.A.	Common 1 vote	0.001	21,588,164	81,405	4,137	Acquisition, building	Bolivar 108 floor 1, Buenos Aires	03.31.09		65,712		(13,483)		248,339	32,85%

Quality Invest S.A.	Common 1 vote	0.001	95,000	52	90	Real estate investments	Bolivar 108 floor 1, Buenos Aires	03.31.09		100		(39)		55	95,00%

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of March 31, 2009 and June 30, 2008

In thousands of pesos

Exhibit C (Continued)

							Issuer’s information (1)
					Book value	Book value			Last financial statement
Issuer and types of securities	Class	P.V.	Amount		at March 31, 2009	at June 30, 2008	Main activity	Legal address	Date	Capital stock (par value)	Income (loss) for the period	Shareholders’ equity	Interest in capital stock (1)
E-Commerce Latina S.A.	Common 1 vote	0.001		1,590,037	3,700	3,353	Direct or indirect	Florida 537 floor 18, Buenos Aires	03.31.09	1,767	236	4,162		90,00%
	Irrevoc. Contrib				45	135	Interest in companies Related to Communication media

Rummaala S.A. (5)	Common 1 vote	0.001		4,314,719	3,542	3,829	Acquisition, building	Moreno 877 floor 21, Buenos Aires	03.31.09	43,147	(2,866)	35,425		10,00%

CYRSA S.A. (5)	Common 1 vote	0.001		21,545,357	2,159	3,850	Real estate investments	Bolivar 108 floor 1, Buenos Aires	03.31.09	43,091	(3,383)	33,399		50,00%
	Purchase expenses				1	1

Solares de Santa María S.A.	Common 1 vote	0.001		283,427,390	116,550	116,931	Real estate investments	Bolívar 108 floor 1, Buenos Aires	03.31.09	314,919	(424)	314,523		90,00%

Financel Communications S.A.	Common 1 vote	0.001	(6)	—	—	4	Promotion and management Of electronic payment Of goods and services	Bolívar 108 floor 1, Buenos Aires	06.30.09	300	(2)	5	(6)	80.00%

Manibil S.A.	Common 1 vote	0.001		23,897,880	24,534	(394)	Real estate investment	Del Libertador Ave. 498 floor 10 of. 6	03.31.09	48,772	1,699	50,619		49,00%
	Irrevoc. Contrib				—	23,892	And building
	Goodwill				10	10

Tyrus S.A.	Common 1 vote	0,001		1,600,000	8,059	—	Investment	Colonia 810/403 Montevideo, Uruguay	03.31.09	1,600	(6,969)	76,392		100,00%
	Irrevoc. Contrib				68,333	—
	Goodwill				(46)	—
	Purchase expenses				21	—

Advances for share purchases (Exhibit G)					5,940	4,592

Total non-currents investments as of March 31, 2008					1,242,025

Total non-currents investments as of June 30, 2008						1,227,614

(1)	These holdings do not include irrevocable capital contributions.
(2)	Quotation price of APSA´s shares at March 31, 2009 is Ps. 4.50. Quotation price of APSA´s shares at June 30, 2008 is Ps. 11.50
(3)	Quotation price of Banco Hipotecario´s shares at March 31, 2009 is Ps. 0.47. Quotation price of Banco Hipotecario´s shares at June 30, 2008 is Ps. 1.13
(4)	The amounts pertain to the audited financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company´s investment, the necessary adjustments were considered in order to adjust the audited financial statements to generally accepted accounting principles in Argentina.
(5)	See Note 21 A.2. to the unaudited consolidated financial statements.
(6)	At December 31, 2008 the Company sold shares of Financel Comunications S.A.. At June 30, 2008 the Company holds 240,000 shares

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of March 31, 2009 and June 30, 2008

In thousands of pesos

Exhibit D

Items	Value as of March 31, 2009	Value as of June 30, 2008
Other Current Investments
Mutual funds (1) (Exhibit G)	47,266	20,338
APSA Note 2017 (2)(Note 11.a. and Exhibit G)	3,177	—
Convertible Note APSA 2014 – Accrued interest (2)( Note 11.a. and Exhibit G)	2,297	4,393

Total current investments as of March 31, 2009	52,740

Total current investments as of June 30, 2008		24,731

Non-current investments
Pilar	3,408	3,408
Lujan	—	9,510
Torres Jardín IV	3,030	3,030
Padilla 902 (3)	—	101

Subtotal undeveloped parcels of lands	6,438	16,049

Convertible Note APSA 2014 (4) (Note 11.a. and Exhibit G)	118,066	96,008
APSA Note 2017 (4) (Note 11.a. and Exhibit G)	47,213	—
Others investments	371	544
Art works	40	40

Subtotal others investments	165,690	96,592

Total non-current investments as of March 31, 2009	172,128

Total non-current investments as of June 30, 2008		112,641

(1)	Includes as of March 31, 2009 and June 30, 2008, Ps. 2,518 and 3,027 respectively corresponding to Partner Fund not considered cash equivalent for purposes of presenting the unaudited statement of cash flows.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment amounting to Ps. 259 as of June 30, 2008.
(4)	See Note 22 1. and 2. to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the nine-month period beginning on July 1, 2008

ended March 31, 2009 compared with the year ended June 30, 2008

In thousands of pesos

Exhibit E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of March 31, 2009	Carrying value as of June 30, 2008
Deducted from assets:
Allowance for doubtful accounts (1)	632	4,859	(179)	5,312	632
Allowance for impairment of fixed assets (2)	4,729	—	(8)	4,721	4,729
Allowance for impairment of undeveloped parcels of land (4)	259	—	(259)	—	259

Subtotal of March 31, 2009	5,620	4,859	(446)	10,033

Subtotal of June 30, 2008	7,985	301	(2,666)		5,620

Deducted from liabilities:
Allowances for lawsuits (3)	67	—	(5)	62	67

Subtotal as of March 31, 2009	67	—	(5)	62

Subtotal as of June 30, 2008	6	77	(16)		67

(1)	Increases are disclosed in Exhibit H. The decreases are related to uses.
(2)	The decreases are related to the depreciation of the period (See Exhibit H).
(3)	Increases are disclosed in Note 10. The decreases are related to uses.
(4)	The decreases are related to the transfer of inventories.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the nine-month period beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

In thousands of pesos

Exhibit F

Items	Total as of March 31, 2009	Total as of March 31, 2008
I. Cost of sales
Stock as of beginning of year	109,131	113,508
Plus:
Purchases for the period	1,328	46
Expenses (Exhibit H)	561	700
Transfer from undeveloped parcels of land	101	—
Transfer from fixed assets (1)	25,410	90,298
Less:
Stock as of end of the period	(69,488)	(73,913)

Subtotal	67,043	130,639

Plus:
Gain from valuation of inventories at net realizable value	10,401	5,020

Cost of sales real state	77,444	135,659

II. Cost of leases and services
Expenses (Exhibit H)	17,996	17,191

Cost of leases and services	17,996	17,191

Total costs of sales, leases and services	95,440	152,850

(1)	As of March 31, 2009 are related to:

(a) Libertador 498	Ps.	11,179
(b) Dock del Plata	Ps.	5,088
(c) Torre BankBoston	Ps.	5,083
(d) Madero 942	Ps.	2,239
(e) Edificio Crucero	Ps.	272
(f) Madero 1020	Ps.	58
(g) Torre Renoir	Ps.	1,491

As of March 31, 2008 are related to:

(a) Bouchard 551	Ps.	89,396
(b) Madero 1020	Ps.	902

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of March 31, 2009 and June 30, 2008

In thousands of pesos

Exhibit G

Items	Class	Amount in foreign	Prevailing exchange rate		Total as of March 31, 2009	Total as of June 30, 2008
Assets
Current assets
Cash and banks
Cash	US$	6	3.680	(1)	23	10
Cash	Euros	5	4.874	(1)	24	18
Cash	Pounds	—	5.265	(1)	2	2
Cash	Real	1	1.540	(1)	2	2
Banks	US$	2,863	3.680	(1)	10,536	69,356
Banks	Euros	118	4.874	(1)	573	552
Investments
Boden 2013	US$		3.680	(1)	1	1
Mutual Funds	US$	9,391	3.680	(1)	34,558	20,338
Accrued interest Convertible Note APSA 2014	US$	617	3.720	(1)	2,297	4,393
Accrued interest Note APSA 2017	US$	854	3.720	(1)	3,177	—
Account receivable, net
Account receivable, net	US$	2,427	3.680	(1)	8,933	2,420
Account receivable, net	Euros	—	4.874	(1)	2	7
Related parties	US$	630	3.720	(1)	2,342	1,092
Other receivables and prepaid expenses
Prepaid expenses	US$	96	3.680	(1)	353	12
Credit for sales shares	US$	9,082	3.680	(1)	33,423	27,179
Related parties	US$	1,312	3.720	(1)	4,880	178
Guarantee for default credits	US$	1,073	3.680	(1)	3,948	457
Others	US$	19	3.680	(1)	69	—

Total current assets					105,143	126,017

Non-current assets
Account receivable, net
Account receivable, net	US$	371	3.680	(1)	1,366	266
Other receivables and prepaid expenses
Related parties	US$	2,744	3.720	(1)	10,208	6,132
Guarantee for default credits	US$				—	3,178
Investments
Advances for share purchases	US$	528	3.680	(1)	1,942	597
Convertible Note APSA 2014	US$	31,738	3.720	(1)	118,066	96,008
Convertible Note APSA 2017	US$	12,692	3.720	(1)	47,213	—

Total non-current assets					178,795	106,181

Total Assets as of March 31, 2009					283,938

Total Assets as of June 30, 2008						232,198

Liabilities
Current Liabilities
Trade accounts payable
Trade accounts payable	US$	213	3.720	(1)	794	349
Trade accounts payable	Euros				—	12
Related parties	US$	129	3.720	(1)	483	196
Customer advances	US$	3,244	3.720	(1)	12,068	23,969
Long–term debt	US$	13,599	3.720	(1)	50,590	47,805
Other liabilities
Related parties	US$	205	3.720	(1)	762	14,848
Guarantee deposits	US$	473	3.720	(1)	1,761	839
Other liabilities	US$	178	3.720	(1)	665	658

Total current liabilities					67,123	88,676

Non-current liabilities
Trade accounts payable	US$				—	5,445
Long-term debt	US$	176,847	3.720	(1)	657,870	544,036
Other liabilities
Related parties	US$	13,462	3.720	(1)	50,080	28,298
Guarantee deposits	US$	1,158	3.720	(1)	4,310	3,295

Total non-current liabilities					712,260	581,074

Total liabilities as of March 31, 2009					779,383

Total liabilities as of June 30, 2008						669,750

(1)	Official selling and buying exchange rate as of March 31, 2009 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the nine-month periods beginning on July 1, 2008 and 2007 and ended March 31, 2009 and 2008

In thousands of pesos

Exhibit H

						Expenses
Items	Total as of March 31, 2009	Cost of leases	Cost of properties sold	Expenses	Recovered expenses	Administration	Selling	Financing	Total as of March 31, 2008
Interest and indexing adjustments	45,204	—	—	20	(20)	—	—	45,204	38,120
Depreciation and amortization	16,304	15,046	—	—	—	602	—	656	18,034
Directors fees	8,446	—	—	—	—	8,446	—	—	5,236
Salaries, bonus and social security charges	8,474	18	51	1,941	(1,941)	8,405	—	—	7,623
Doubtful accounts	4,859	—	—	—	—	—	4,859	—	190
Fees and compensations for services	3,645	17	14	90	(90)	3,614	—	—	5,209
Maintenance of buildings	3,541	2,915	496	3,976	(3,976)	130	—	—	1,053
Taxes	2,356	—	—	1,082	(1,082)	2,356	—	—	2,857
Gross sales tax	2,061	—	—	20	(20)	—	2,061	—	3,351
Rents	1,205	—	—	15	(15)	1,205	—	—	544
Commissions and expenses from property sold	788	—	—	—	—	—	788	—	683
Travel expenses	675	—	—	—	—	675	—	—	570
Bank expenses	604	—	—	124	(124)	604	—	—	245
Subscriptions and dues	321	—	—	187	(187)	321	—	—	119
Advertising and promotion	287	—	—	—	—	—	287	—	303
Traveling, transportation and stationery	252	—	—	29	(29)	252	—	—	324
Insurance	134	—	—	341	(341)	134	—	—	145
Utilities and postage	84	—	—	2,913	(2,913)	84	—	—	142
Courses	71	—	—	1	(1)	71	—	—	83
Security	12	—	—	2,529	(2,529)	12	—	—	—
Safety box and stock broking charges	—	—	—	—	—	—	—	—	320
Other expenses of personnel administration	—	—	—	97	(97)	—	—	—	260
Others	1,856	—	—	1,141	(1,141)	873	—	983	972
Recovery expenses	—	—	—	(14,506)	14,506	—	—	—	—

Total as of March 31, 2009	101,179	17,996	561	—	—	27,784	7,995	46,843

Total as of March 31, 2008		17,191	700	9,778	(9,778)	24,547	4,527	39,418	86,383

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities

Unaudited Balance sheet as of March 31, 2009 and June 30, 2008

In thousands of pesos

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
March 31, 2009

Assets
Investments	47,266	—	—	—	—	—	—	—	—	—	—	—	47,266	15,228	—	32,038
Receivables	42,521	5,020	72,873	7,525	36,574	5,731	35,071	69,178	86	185	227,223	232,243	274,764	151,809	110,259	12,696

Liabilities
Short and long-term debt	—	—	48,342	29,781	17,262	(219)	27,947	24,092	24,092	579,545	750,842	750,842	750,842	8,699	697,143	45,000
Other Liabilities	—	—	10,405	1,866	9,710	453	2,061	100	108	140	24,843	24,843	24,843	18,975	5,868	—
Account payables	1,032	—	13,606	—	—	—	—	—	—	—	13,606	13,606	14,638	14,638	—	—
Customer advances	—	—	1,354	687	12,381	686	11	—	—	—	15,119	15,119	15,119	15,119	—	—
Other liabilities	4,012	275	7,087	1,353	1,250	1,205	4,294	52,745	—	96	68,030	68,305	72,317	17,246	—	55,071

June 30, 2008

Assets
Investments	21,182	—	4,393	—	—	—	—	—	—	96,008	100,401	100,401	121,583	25,575	96,008	—
Receivables	119,638	5,023	22,395	66,832	2,069	1,321	21,080	94	70	124	113,985	119,008	238,646	122,595	107,626	8,425

Liabilities
Short and long-term debt	—	—	60,775	14,784	—	19,866	28,503	19,428	19,428	469,972	632,756	632,756	632,756	11,166	621,590	—
Other liabilities	12,661	248	22,124	43,279	1,132	3,574	31,111	2,769	339	5,529	109,857	110,105	122,766	79,540	580	42,646

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2009

Stated In thousands of pesos

1.	None.

2.	None.

3.	Receivables and liabilities by maturity date.

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
		03.31.2009	Current	06.30.2009	09.30.2009	12.31.2009	03.31.2010
Receivables	Account receivable, net	4,973	—	25,799	19	25	683	31,499
	Other receivables and prepaid expenses	47	1,594	47,074	7,506	36,549	5,048	97,818
	Total	5,020	1,594	72,873	7,525	36,574	5,731	129,317
Liabilities	Trade accounts payable	—	1,032	13,606	—	—	—	14,638
	Customer advances	—	—	1,354	687	12,381	686	15,108
	Short and long-term debt	—	—	48,342	29,781	17,262	(219)	95,166
	Salaries and social security payable	—	—	750	1,845	—	434	3,029
	Taxes payable	—	—	9,655	21	9,710	19	19,405
	Other liabilities	275	4,004	7,087	1,353	1,250	1,205	15,174
	Total	275	5,036	80,794	33,687	40,603	2,125	162,520

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2009

Stated In thousands of pesos

3.	(Continued)

Concepts		Without term (Point 3.b.)	To be due (Point 3.c.)
		Non current	06.30.2010	09.30.2010	12.31.2010	03.31.2011	06.30.2011	09.30.2011	12.31.2011	03.31.2012	06.30.2012
Receivables	Accounts receivable, net	—	21	22	23	1,127	24	25	25	26	26
	Other receivables and prepaid expenses	40,927	251	251	33,125	251	60,429	115	8,440	94	4
	Total	40,927	272	273	33,148	1,378	60,453	140	8,465	120	30
Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—	—
	Customer advances	—	11	—	—	—	—	—	—	—	—
	Short and long-term debts	—	24,749	(219)	3,636	(219)	24,749	(219)	(219)	(219)	24,749
	Salaries and social security payable	—	—	—	—	—	—	—	—	—	—
	Taxes payable	—	854	22	23	1,162	24	25	25	26	26
	Other liabilities	8	1,371	1,142	1,224	557	2,262	134	50,349	—	—
	Total	8	26,985	945	4,883	1,500	27,035	(60)	50,155	(193)	24,775

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2009

Stated In thousands of pesos

3.	(Continued)

Concepts		To be due (Point 3.c.)							Total
		09.30.2012	12.31.2012	03.31.2013	03.31.2014	03.31.2015	03.31.2016	03.31.2017
Receivables	Accounts receivable, net	28	19	—	—	—	—	—	1,366
	Other receivables and prepaid expenses	3	3	3	6	2	177	—	144,081
	Total	31	22	3	6	2	177	—	145,447
Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—
	Customer advances	—	—	—	—	—	—	—	11
	Short and long-term debts	(219)	(219)	(219)	24,093	(875)	(875)	557,202	655,676
	Salaries and social security payable	—	—	—	—	—	—	—	—
	Taxes payable	27	27	28	119	21	—	—	2,409
	Other liabilities	—	—	—	—	—	96	—	57,143
	Total	(192)	(192)	(191)	24,212	(854)	(779)	557,202	715,239

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2009

Stated In thousands of pesos

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current			Totals
		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Accounts receivable, net	20,222	11,277	31,499	—	1,366	1,366	20,222	12,643	32,865
	Other receivables and prepaid expenses	55,145	42,673	97,818	133,873	10,208	144,081	189,018	52,881	241,899
	Total	75,367	53,950	129,317	133,873	11,574	145,447	209,240	65,524	274,764
Liabilities	Trade accounts payable	13,361	1,277	14,638	—	—	—	13,361	1,277	14,638
	Customer advances	3,040	12,068	15,108	11	—	11	3,051	12,068	15,119
	Short and long-term debt	44,576	50,590	95,166	(2,194)	657,870	655,676	42,382	708,460	750,842
	Salaries and social security payable	3,029	—	3,029	—	—	—	3,029	—	3,029
	Taxes payable	19,405	—	19,405	2,409	—	2,409	21,814	—	21,814
	Other liabilities	11,986	3,188	15,174	2,753	54,390	57,143	14,739	57,578	72,317
	Total	95,397	67,123	162,520	2,979	712,260	715,239	98,376	779,383	877,759

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2009

Stated In thousands of pesos

4.b.	Breakdown of accounts receivables and liabilities by adjustment clause

Concepts		Current			Non-current			Totals
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Accounts receivable, net	31,499	—	31,499	1,366	—	1,366	32,865	—	32,865
	Other receivables and prepaid expenses	97,818	—	97,818	144,081	—	144,081	241,899	—	241,899
	Total	129,317	—	129,317	145,447	—	145,447	274,764	—	274,764
Liabilities	Trade accounts payable	14,638	—	14,638	—	—	—	14,638	—	14,638
	Customer advances	15,108	—	15,108	11	—	11	15,119	—	15,119
	Short and long-term debt	95,166	—	95,166	655,676	—	655,676	750,842	—	750,842
	Salaries and social security payable	3,029	—	3,029	—	—	—	3,029	—	3,029
	Taxes payable	19,405	—	19,405	2,409	—	2,409	21,814	—	21,814
	Other liabilities	15,174	—	15,174	57,143	—	57,143	72,317	—	72,317
	Total	162,520	—	162,520	715,239	—	715,239	877,759	—	877,759

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2009

Stated In thousands of pesos

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Conceptos		Current				Non-current				Accruing interest		Non accruing interest	Total
		Accruing interest		Non accruing interest	Total	Accruing interest		Non accruing interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Accounts receivable, net	195	—	31,304	31,499	262	—	1,104	1,366	457	—	32,408	32,865
	Other receivables and prepaid expenses	39,284	5,196	53,338	97,818	70,518	7,500	66,063	144,081	109,802	12,696	119,401	241,899
	Total	39,479	5,196	84,642	129,317	70,780	7,500	67,167	145,447	110,259	12,696	151,809	274,764
Liabilities	Trade accounts payable	—	—	14,638	14,638	—	—	—	—	—	—	14,638	14,638
	Customer advances	—	—	15,108	15,108	—	—	11	11	—	—	15,119	15,119
	Short and long-term debt	36,127	45,000	14,039	95,166	661,016	—	(5,340)	655,676	697,143	45,000	8,699	750,842
	Salary and social security charges	—	—	3,029	3,029	—	—	—	—	—	—	3,029	3,029
	Taxes payable	5,429	—	13,976	19,405	439	—	1,970	2,409	5,868	—	15,946	21,814
	Other liabilities	—	4,991	10,183	15,174	—	50,080	7,063	57,143	—	55,071	17,246	72,317
	Total	41,556	49,991	70,973	162,520	661,455	50,080	3,704	715,239	703,011	100,071	74,677	877,759

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2009

Stated In thousands of pesos

5.	Related parties

a.	Interest in related parties. See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 11).

Current accounts receivable net

March 31, 2009
Related parties:
Alto Palermo S.A.	6,397
Inversora Bolívar S.A.	2,986
Cyrsa S.A.	2,924
Tarshop S.A.	2,194
Llao Llao Resorts S.A.	1,306
Cresud S.A.C.I.F. y A.	991
Solares de Santa Maria S.A	874
Consorcio Libertador S.A.	508
Consultores Assets Management S.A.	477
Consorcio Dock del Plata	337
Canteras Natal Crespo S.A.	170
Puerto Retiro S.A.	78
Panamerican Mall S.A.	69
Palermo Invest S.A.	66
Nuevas Fronteras S.A.	57
Patagonian Investments S.A.	53
Comercializadora Los Altos S.A.	48
Pereiraola S.A.I.C.I.F.	39
Hoteles Argentinos S.A.	25
Museo de los Niños	20
E-Commerce Latina S.A.	20
Banco de Crédito y Sercuritización S.A.	18
Fundación IRSA	15
Quality Invest S.A	12
Rummaala S.A.	7
Shopping Alto Palermo S.A.	1
Emprendimiento Recoleta S.A.	1
Fibesa S.A.	1

TOTAL	19,694

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2009

Stated In thousands of pesos

5.	(Continued)

Other current receivables and prepaid expenses

March 31, 2009
Related parties:
Llao-Llao Resorts S.A.	33,579
Inversora Bolívar S.A.	6,851
Palermo Invest S.A.	5,862
Directors	2,447
Canteras Natal Crespo S.A.	1,732
Cresud S.A.C.I.F. y A.	970
IRSA International LLC	525
Advances to managers, directors and other staff of the company	284
Alto Palermo S.A.	264
Solares de Santa María S.A.	37
Consorcio Dock del Plata	31
Ritelco S.A.	24
Hoteles Argentinos S.A.	21
Estudio Zang, Bergel & Viñes	20
Consorcio Libertador S.A.	6
Consultores Assets Management S.A.	4
Fundación IRSA	2
Nuevas Fronteras S.A.	1

TOTAL	52,660

Other non-current receivables and prepaid expenses

March 31, 2009
Related parties:
Inversora Bolivar S.A.	60,306
Llao Llao Resorts S.A.	10,208
Canteras Natal Crespo S.A.	8,331

TOTAL	78,845

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2009

Stated In thousands of pesos

5.	(Continued)

Current investments

March 31, 2009
Related parties
Alto Palermo S.A.	5,474

TOTAL	5,474

Non-Current investments

March 31, 2009
Related parties:
Alto Palermo S.A.	165,279

TOTAL	165,279

Non-current inventories

March 31, 2009
Related parties
Cyrsa S.A.	37,939

Total	37,939

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2009

Stated In thousands of pesos

5.	(Continued)

Current trade accounts payable

March 31, 2009
Related parties
Alto Palermo S.A.	2,782
Cresud S.A.C.I.F. y A.	1,584
Cyrsa S.A.	672
Fundación IRSA	528
Inversora Bolívar S.A.	317
Consorcio Libertador S.A.	130
Estudio Zang, Bergel & Viñes	126
Rummaala S.A.	61
Consorcio Dock del Plata	58
Advances to managers, directors and other staff of the company	24
Shopping Alto Palermo S.A.	14
Tyrus	9
Comercializadora Los Altos S.A.	5
Nuevas Fronteras S.A.	3
Llao Llao S.A.	2
Consultores Assets Management S.A.	2
Emprendimiento Recoleta S.A.	1

TOTAL	6,318

Short term debt

March 31, 2009
Related parties
Cresud S.A.C.I.F. y A.	1,747

TOTAL	1,747

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2009

Stated In thousands of pesos

5.	(Continued)

Long term debt

March 31, 2009
Related Parties
E-Commerce Latina S.A.	3,855
Cresud S.A.C.I.F. y A.	123,325

TOTAL	127,180

Other current liabilities

March 31, 2009
Related Parties
Nuevas Fronteras S.A.	4,716
Hoteles Argentinos S.A.	746
Estudio Zang, Bergel & Viñes	57
Ritelco S.A.	47
Inversora Bolivar S.A.	30
Consorcio Libertador S.A.	15
Shopping Alto Palermo S.A.	1
Alto Palermo S.A.	1

TOTAL	5,613

Other non-current liabilities

March 31, 2009
Related Parties
Ritelco S.A.	50,080
Guarantee Deposits Directors
Directors	8

TOTAL	50,088

6.	Note 11

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the Unaudited Financial Statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.q. to the Unaudited Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of March 31, 2009

Stated In thousands of pesos

13.	Insured Assets

Real State	Insured amounts(1)	Accounting values	Risk covered
AVDA. MADERO 942	681	—	Third party liability with additional coverage and minor risks
BOUCHARD 551	55,842	153,480	Third party liability with additional coverage and minor risks
BOUCHARD 710	33,518	66,539	Third party liability with additional coverage and minor risks
CONSTITUCION 1111	157	950	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	4,736	19,846	Third party liability with additional coverage and minor risks
TORRE BANKBOSTON	80,800	164,520	Third party liability with additional coverage and minor risks
DIQUE 2 M10 (1 l) Building A	10,642	17,510	Third party liability with additional coverage and minor risks
DOCK DEL PLATA	20,635	20,204	Third party liability with additional coverage and minor risks
EDIFICIOS REPUBLICA	70,278	225,522	Third party liability with additional coverage and minor risks
LAMINAR PLAZA	5,597	27,708	Third party liability with additional coverage and minor risks
LIBERTADOR 498	25,717	27,453	Third party liability with additional coverage and minor risks
LIBERTADOR 602	681	2,658	Third party liability with additional coverage and minor risks
MADERO 1020	863	597	Third party liability with additional coverage and minor risks
MAIPU 1300	17,758	40,016	Third party liability with additional coverage and minor risks
MUSEO RENAULT	3,200	8,217	Third party liability with additional coverage and minor risks
RECONQUISTA 823	8,921	17,953	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	159	250	Third party liability with additional coverage and minor risks
SARMIENTO 517	27	356	Third party liability with additional coverage and minor risks
SUIPACHA 652	11,738	11,501	Third party liability with additional coverage and minor risks
AVDA. DE MAYO 595	3,865	4,781	Third party liability with additional coverage and minor risks
(1) The insured amounts are in U.S. dollars and they are expressed at official buying exchange rate as of March 31, 2009, in accordance with Banco Nación record.

In our opinion, the above-described insurance policies cover current risks adequately.

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	See Note 12.b. y 22 to the Unaudited Basic Financial Statements.

To date, the Board of Directors continues analyzing the Company’s dividends policy.

Autonomous City of Buenos Aires, May 12, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See	attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	March 31, 2009	March 31, 2008	March 31, 2007	March 31, 2006	March 31, 2005
Current Assets	675,042	1,041,977	790,776	466,155	376,197
Non-Current Assets	3,844,015	3,156,877	2,886,962	2,165,899	2,032,317

Total	4,519,057	4,198,854	3,677,738	2,632,054	2,408,514

Current Liabilities	804,293	562,859	746,180	371,735	305,589
Non-Current Liabilities	1,433,682	1,271,017	881,236	473,648	471,744

Subtotal	2,237,975	1,833,876	1,627,416	845,383	777,333

Minority interest	448,114	472,796	416,938	445,903	436,644
Shareholders’ Equity	1,832,968	1,892,182	1,633,384	1,340,768	1,194,537

Total	4,519,057	4,198,854	3,677,738	2,632,054	2,408,514

3.	Consolidated result structure as compared with the same period for the four previous years.

	March 31, 2009	March 31, 2008	March 31, 2007	March 31, 2006	March 31, 2005
Operating income	139,216	223,662	159,759	122,260	85,090
Amortization of negative goodwill	1,513	1,126	(566)	(827)	(1,322)
Financial results, net	(207,328)	(74,048)	23,564	(42,703)	(3,297)
(Loss) Gain in equity investments	(62,859)	(16,523)	25,355	37,193	58,728
Other expenses, net	(7,965)	(3,579)	(8,930)	(5,999)	(6,263)

Net (loss) gain before taxes	(137,423)	130,638	199,182	109,924	132,936
Income tax/ MPIT	1,875	(76,837)	(56,693)	(49,749)	(41,255)
Minority interest	29,371	(30,922)	(28,639)	(19,270)	(13,476)

Net (loss) income for the period	(106,177)	22,879	113,850	40,905	78,205

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (Continued)

In thousands of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and In thousands of pesos.

	As of
Real Estate	March 31, 2009	March 31, 2008	March 31, 2007	March 31, 2006	March 31, 2005
Apartments & Loft Buildings
Alto Palermo Park	—	—	—	63	—
Torre Renoir	48,768	—	—	—	—
Torre Renoir II	—	56,591	—	—	—
Edificios Cruceros	—	1,262	8,383	4,246	—
Alcorta Plaza (1)	—	—	—	22,969	—
Minetti D	—	47	—	—	—
Torres de Abasto (1)	319	295	—	—	11
Barrio Chico (San Martín de Tours)	2,042	2,359	4,109	—	—
Torres Jardín	513	502	—	—	—
Others	452	—	—	—	—

Residential Communities
Abril / Baldovinos (2) (3)	6,136	1,756	1,124	3,620	2,160
Villa Celina I, II and III	76	—	—	—	—

Undeveloped parcel of lands
Canteras Natal Crespo	—	52	83	—	—
Terreno Rosario (1)	7,644	3,428	—	—	—
Aguero 596 (1)	1,046	—	—	—	—

Other
Alsina 934	—	—	—	1,833	—
Madero 940	6,137	—	—	—	—
Dock del Plata	15,312	—	—	—	—
Torre BankBoston	6,850	—	—	—	—
Dique III	—	—	26,206	—	23,624
Madero 1020	271	476	—	—	1,806
Bouchard 551	—	108,423	—	—	—
Libertador 498	36,350	—	—	—	—
Locales Crucero I	2,006	—	—	—	—
Others	3,183	—	108	33	—

	137,100	175,193	40,013	32,764	27,601

(1) Through Alto Palermo S.A. (2) It corresponds to commercial business of April that belong 50% to IRSA and 50% to IBSA. (3) Includes the revenues for the sale of Dormies.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

5.	Key ratios as compared with the same period for the four previous years.

	March 31, 2009		March 31, 2008		March 31, 2007		March 31, 2006		March 31, 2005
Liquidity ratio
Current Assets	675,042	= 0.84	1,041,977	= 1.85	790,776	= 1.06	466,155	= 1.25	376,197	= 1.23

Current Liabilities	804,293		562,859		746,180		371,735		305,589

Indebtedness ratio
Total liabilities	2,237,975	= 1.22	1,833,876	= 0.97	1,627,416	= 1.00	845,383	= 0.63	777,333	= 0.65

Shareholders’ Equity	1,832,968		1,892,182		1,633,384		1,340,768		1,194,537

Solvency
Shareholders’ Equity	1,832,968	= 0.82	1,892,182	= 1.03	1,633,384	= 1.00	1,340,768	= 1.59	1,194,537	= 1.54

Total liabilities	2,237,975		1,833,876		1,627,416		845,383		777,333

Immobilized Capital
Non-Current Assets	3,844,015	= 0.85	3,156,877	= 0.75	2,886,962	= 0.78	2,165,899	= 0.82	2,032,317	= 0.84

Total Assets	4,519,057		4,198,854		3,677,738		2,632,054		2,408,514

6.	Brief comment on the outlook for the coming year.

See Attached.

SUMMARY as of MARCH 31, 2009

Macroeconomic Context

The level of economic activity in Argentina has started to be adversely affected, mirroring the situation in other economies over the past months.

Regarding the performance of economic activity in Argentina, according to the most recently released official data available as of the date of this report and concerning the month of February 2009, the Monthly Estimate of Economic Activities (Estimador Mensual de la Actividad Económica, EMAE) shows a 2.1% growth compared to the same month of the previous fiscal year: this suggests that the Argentine economy has grown at a pace slower than in recent months.

When it comes to Public Finances, fiscal accounts, foreign trade current account balances and the reserves held by the Central Bank of Argentina (Banco Central de la República Argentina, BCRA), they have performed irregularly in recent months. Although at the end of calendar 2008 the Primary Result indicator had shown a 26.5% increase compared to the figure posted in calendar 2007, in the first quarter of 2009 this indicator dropped by 49% compared to the first quarter of 2008. The reason for such variation can be found in the deterioration of tax revenues because of the shrinkage in the level of activity and the decrease in the export values subject to withholdings. As regards the country’s external accounts, Argentina posted a US$ 3,556 million trade surplus during the first quarter of calendar 2009, equivalent to a 12.5% increase compared to the same quarter in the previous fiscal year, thus reverting the trend shown in the last quarter of calendar 2008. As a consequence, BCRA maintains a strong position in terms of reserves and succeeded in accumulating as of March 31, 2009, a level of US$ 46,509 million. It is thanks to these reserves that the Central Bank has the capability of dealing with the increased volatility in the capital inflows and outflows caused by the uncertainty prevailing in the financial markets.

As regards the various sectors of the economy, the main indicators show a certain slow-down in the pace of growth of activities. As concerns the construction industry, according to the data shown by the Indicator of Construction Activities (Indicador Sintético de la Actividad de la Construcción, ISAC) prepared by the National Institute of Statistics and Censuses (Instituto Nacional de Estadísticas y Censos, INDEC), its activities have dropped by 2.7% for the period January-March 2009 compared to the same period of the previous fiscal year, whereas in calendar 2008 such indicator has grown by 5%. As regards retail sales, sales in supermarkets and shopping centers have grown by 21.9% and 1.6% respectively in the first quarter of the calendar year compared to the same quarter of the previous fiscal year whereas during calendar 2008 these sales grew by 34.6% and by 22%.

As regards the residential real estate market, the scenario of uncertainty has caused a slow-down in the number of transactions in the first quarter of the year compared to the same quarter in the previous year. However, the prices of the housing units remain relatively stable. It is clear though that there are no expectations in Argentina that a sub-prime mortgage loan crisis may affect the values of housing units as has been the case in other economies because home mortgage loans in the Argentine market remain at hardly 2% of the country’s GDP.

As concerns the office rental market in Buenos Aires, and according to Colliers, since the end of 2008 and as a result of the changes occurred in the economic scenario, competition started based on prices in order to capture demand. The average prices offered were still in January 2009 higher than those offered in 2007 though lower than those offered in June 2008, as this month had marked a peak in prices.

As regards the Hotel sector, according to data released by the Tourism Secretariat in connection with the International Tourism Poll (Encuesta de Turismo International, ETI) as of February 2009, the number of tourists arriving in Argentina (accumulated over twelve months) is 3% smaller than for the same accumulated period in the previous year.

Despite an overall less favorable context, the Company’s segments continue to show a robust position in the current scenario thanks to the quality of our assets, which the market still perceives as attractive. This in turn translates into high levels of occupancy and cash generation combined with low short-term indebtedness.

The economy’s various sectors and their markets are starting to show a gap between the strength of their real assets (considered either in terms of value and/or cash generation capacity) and the value of the instruments representative of such assets (as would be the case of bonds or shares) and our companies are not alien to that situation.

Comment on operations during the quarter ended on March 31, 2009

Our revenues amounted to Ps.832.0 million as of March 31, 2009, compared to Ps.828.5 million as of March 31, 2008. The share of the Company’s various segments in net revenues was as follows: sales and developments decreased by 21.7% to Ps.137.1 million, offices and other rental properties increased by 46.1% to Ps.106.6 million, shopping centers increased by 12.5% to Ps.283.6 million, hotels increased by 10.5% to Ps.127.1 million, consumer finance decreased by 17.4% to Ps. 175.7 million whereas financial operations and other posted revenues for Ps.1.8 million.

Our operating income decreased by 37.8% to Ps. 139.2 million for the nine-month period ended on March 31, 2009 compared to Ps.223.7 million for the same period of the previous fiscal year, mainly due to the operating losses recorded in the consumer finance segment. Excluding the effect of this segment, the operating income of the other segments increased by 22.1% from Ps.212.5 million to Ps. 259.4 million.

As regards financial results, they entailed a Ps.207.3 million loss for the nine-month period ended on March 31, 2009, compared to a loss of Ps.74.0 million in the same period of fiscal 2008, largely explained by the fluctuations in the exchange rate applied for valuing the Company’s stock of debt as of the closing date.

Finally, the results from related companies showed a loss of Ps.62.9 million for the first nine months of fiscal 2009 compared to a Ps.16.5 million loss in the same period of fiscal 2008 due to losses in our related company Banco Hipotecario S.A. caused mainly by the decrease in the valuation of its portfolio of financial assets resulting from the current financial conditions.

Given the above, the net result for the nine-month period ended on March 31, 2009 shrank to a Ps.106.2 million loss in contrast to income for Ps.22.9 million for the same period of the previous fiscal year.

Highlights for the third quarter of fiscal year 2009, including significant situations occurred after the end of the period

I. Offices and Other Rental Properties

During the first nine-month period of fiscal 2009, income from rental properties totaled Ps.106.6 million, a 46.0% increase compared to the figure of Ps.73.0 million recorded in the same period of fiscal year 2008.

We have grown significantly in this segment in recent years, as shown by the increase in leaseable areas and low vacancy rates, combined with higher lease rates. The acquisitions made have helped us gain a strong leading position in the Buenos Aires office rental market.

Occupancy levels at our offices were 96.3% at the end of the nine-month period of fiscal 2009, including the Edificio Republica building, which is under the process of being absorbed by the market.

Sale of Properties. Along the fiscal year, and after the nine-month period ended in March 2009, the Company executed sales deeds over 19,371 square meters of gross leasable area represented by some of its non-core office assets in several transactions that totaled US$ 52.0 million. These transactions involve seven functional units in Edificio Dock del Plata representative of 3,739 square meters of gross leasable area; a commercial property in Puerto Madero, named Crucero I and representative of 192 square meters of gross leasablea area, 5 functional units at Edificio Libertador 498 representative of 3,099 square meters of gross leasable area; one functional unit in the building located in Av. Madero 942 representative of 768 square meters of gross leasable area; 5 floors in the building Edificio Laminar Plaza, representative of 6,520 square meters of gross leasable area; 3 parking lot spaces at the building located in Madero 1020 representative of 37 square meters of gross leasable area and the building located in Reconquista street, representative of 5,016 square meters of gross leasable area. These decisions not only allow the company to increase its financial strength, but also allows it to refocus on the execution of potential business opportunities coming into our portfolio. (See references to Dique IV and PAMSA Offices below).

Edificio República. We continue with the process of makeing the square meters incorporated into our portfolio through the acquisition of Edificio República: at the end of the third quarter we had attained a 64.8% occupancy level.

Dique IV, Puerto Madero. We have completed the construction of 11,000 square meters of gross leaseable area in Dique IV, Puerto Madero. Therefore, we have entered into a lease agreement for eight office floors spanning more than 10,000 square meters with a top-notch lessee: the effective date of such lease is subject to compliance with certain technical and operational matters associated to the operation of the building.

PAMSA Offices. Our subsidiary APSA is developing an office building in the intersection of Av. Gral Paz and Panamericana through Panamerican Mall S.A. as referenced later on in this document.

Below is detailed information on our office space as of March 31, 2009.

Offices and Other Rental Properties

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy rate (2) Mar-09	IRSA’s effective interest	Monthly rental income Ps./000 (3)	Annual accumulated rental income over fiscal periods Ps./000 (4)			Book value $/000 (5)
						2009	2008	2007
Offices
Intercontinental Plaza (6)	11/18/97	22,535	100.00%	100%	1,702	12,003	8,808	7,972	87,524
Dock Del Plata (13)	11/15/06	5,512	100.00%	100%	431	4,986	5,295	2,000	20,204
Libertador 498 (15)	12/20/95	7,433	100.00%	100%	728	7,234	6,173	4,424	27,453
Maipú 1300	09/28/95	10,280	100.00%	100%	934	7,025	6,023	4,276	40,016
Laminar Plaza	03/25/99	6,521	94.97%	100%	688	4,882	4,034	3,386	27,708
Reconquista 823/41	11/12/93	5,016	100.00%	100%	245	1,898	1,679	649	17,953
Suipacha 652/64	11/22/91	11,453	100.00%	100%	508	2,713	1,805	1,147	11,501
Edificios Costeros	03/20/97	6,389	71.90%	100%	410	3,218	2,888	2,297	17,510
Costeros Dique IV	08/29/01	5,437	100.00%	100%	501	3,841	3,325	1,462	19,846
Bouchard 710	06/01/05	15,014	100.00%	100%	1,594	12,666	9,324	6,606	66,539
Bouchard 551	03/15/07	23,378	100.00%	100%	1,886	14,742	11,496	471	153,480
Madero 1020 (16)	12/21/95	178	100.00%	100%	—	25	74	72	597
Torre Bank Boston (14)	08/27/07	15,350	100.00%	100%	1,526	14,227	9,005	—	158,569
Edificio República	04/28/08	19,533	64.85%	100%	1,649	11,972	N/A	N/A	225,522
Works in progress Dique IV (11)	12/02/97	—	N/A	100%	N/A	—	—	—	65,003
Other Offices (7)	N/A	2,909	89.24%	N/A	88	925	1,016	962	8,045

Subtotal Offices		156,938	94.1%	N/A	12,890	102,357	70,944	35,724	947,470
Other properties
Commercial Properties (8)	N/A	312	11.86%	N/A	31	191	138	179	3,687
Museo Renault	12/06/07	1,275	100.00%	100%	—	267	114	N/A	4,901
Thames (6)	11/01/97	33,191	100.00%	100%	82	455	455	455	3,899
Santa María del Plata S.A.	07/10/97	60,100	100.00%	90%	6	714	623	797	12,496
Other Properties (9)	N/A	2,072	100.00%	N/A	696	2,225	214	53	4,650

Subtotal Other Properties		96,950	99.7%	N/A	815	3,852	1,544	1,484	29,633
Management Fees (12)		N/A	N/A	N/A	N/A	388	488	681	N/A

TOTAL OFFICES AND OTHER (10)		253,888	96.23%	N/A	13,705	106,597	72,976	37,889	977,103

Notes:

(1)	Total leaseable area for each property as of 03/31/09. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of 03/31/09.
(3)	Agreements in force as of 03/31/09 for each property were computed.
(4)	Total consolidated leases, according to the Technical Resolution 21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Through Inversora Bolívar S.A.
(7)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774 and Sarmiento 517 (through IRSA).
(8)	Includes the following properties: Constitución 1111, Crucero I (fully sold), Locales de Abril (fully sold) and Casona de Abril (through IRSA and IBSA).
(9)	Includes the following properties: 1 unit in Alto Palermo Park (through IBSA), Constitución 1159 and Dique III (through IRSA), and Others IRSA.
(10)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(11)	Corresponds to a work in progress for an AAA office building in the area of Puerto Madero.
(12)	Income from building management fees.
(13)	In the period December 2008 through January 2009 1,600 square meters of leaseable area were sold.
(14)	In December 2008 472 square meters of leaseable area were sold.
(15)	In the period January through March 2009, 3,099 square meters of leaseable area were sold.
(16)	In the period February through March, 37 square meters of leasable area were sold.

II. Alto Palermo S.A. (“APSA”): Shopping Centers and Consumer Finance

The following information relates to data extracted from the balance sheet of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping center business, in which we had a 63.3% interest as of March 31, 2009.

In the nine-month period ended on March 31, 2009 our tenants’ sales amounted to Ps. 3,033.7 million. In nominal terms, these are 13.2% higher than those posted for the same period of the previous fiscal year.

The business success of our tenants allows us to maintain the occupancy rates at our Shopping Centers at 98.93%.

DOT BAIRES. This is one of the Company’s most important projects, and it includes the construction by Panamerican Mall S.A. of a shopping center, a hypermarket, a cinema complex and an office building in the neighborhood of Saavedra, City of Buenos Aires. Our aspiration is that Dot Baires should become synonym with a meeting point, the “gateway” to the City of Buenos Aires. Dot Baires will be the largest shopping center in the City of Buenos Aires in terms of square meters. The project will have 13,000 square meters for a hypermaket and 37,855 square meters of leaseable area, including a 9,000 square meter anchor store.

We are presently working on the launch of Dot Baires, scheduled for May 13.

Coto Residential Project. On September 24, 1997 we executed a public deed whereby we acquired the rights to receive parking spaces and to perform additional construction works in the real property located on the intersection of Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood. On July 31, 2008, we executed a conditional barter agreement whereby we would transfer to CYRSA S.A. (CYRSA) 112 parking spaces and the right to perform additional construction works for developing two tower buildings in the property mentioned above, subject to the satisfaction of certain conditions. As consideration, Cyrsa would deliver to us an amount to be determined in the future of the units comprising the building that would be constructed equivalent to 25% of the square meters, totaling not less than four thousand and five three units with an exclusive area of fifty square meters each. The consummation of this barter is conditioned to the performance of certain material acts by Coto. Possession of the property will be delivered simultaneously with the deed of conveyance of title, which will take place 30 days after the date we give notice to CYRSA of the satisfaction of the conditions precedent. The total amount of the transaction between Cyrsa and the Company amounts to US$ 5.9 million.

Beruti Plot. Before the closing of the previous fiscal year, Alto Palermo S.A. acquired a plot of land located in Beruti 3351/9, in the neighborhood of Palermo, City of Buenos Aires. The plot has an area of 3,207 square meters and was purchased for US$ 17.8 million. The importance of this acquisition relies on the property’s strategic location, as it is very close to our major shopping center, Shopping Alto Palermo.

At present we are evaluating the different uses that may be given to this property.

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Rental Income as of March $/000 (4)			Book value ($ 000) (5)
					2009	2008	2007
Shopping Centers (6)
Alto Palermo	12/23/97	18,551	100.0%	100.0%	61,681	50,233	42,387	162,275
Abasto Shopping (7)	07/17/94	39,448	100.0%	99.8%	58,460	51,642	40,634	174,167
Alto Avellaneda	12/23/97	37,030	100.0%	99.7%	34,582	28,625	23,481	87,547
Paseo Alcorta	06/06/97	14,465	100.0%	99.0%	29,412	27,159	22,962	73,891
Patio Bullrich	10/01/98	11,918	100.0%	99.6%	23,450	21,135	18,833	97,343
Alto Noa Shopping	03/29/95	18,851	100.0%	99.0%	7,786	6,685	4,929	23,584
Buenos Aires Design	11/18/97	14,056	53.7%	100.0%	9,803	8,921	7,625	11,853
Alto Rosario Shopping (7)	11/09/04	28,562	100.0%	98.8%	17,170	14,470	11,154	80,061
Mendoza Plaza Shopping	12/02/04	39,686	100.0%	96.5%	19,147	17,557	13,157	86,320
Fibesa y Otros (8)	—	N/A	100.0%	N/A	12,343	17,496	13,116	—
Comercializadora Los Altos S.A.	—	N/A	100.0%	N/A	1,426	303	—	—
Neuquén (9)	07/06/99	N/A	94.6%	N/A	—	—	—	13,064
Panamerican Mall S.A. (10) (11)	12/01/06	37,890	80.0%	N/A	—	—	—	502,532
Córdoba Shopping Villa Cabrera	12/31/06	15,800	100.0%	98.2%	8,331	7,817	—	70,190

TOTAL SHOPPING CENTERS		276,256	94.9%	98.9%	283,591	252,043	198,278	1,382,827

Revenues from Tarjeta Shopping	—	N/A	80.0%	N/A	175,703	212,673	149,556	—

GENERAL TOTAL (12)		276,256	93.9%	98.4%	459,294	464,716	347,834	1,382,827

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.
(3)	APSA’s effective interest in each of its business units. IRSA has a 63.34% interest in APSA.
(4)	Corresponds to total leases, consolidated as per the RT21 method.
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.”
(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños.
(8)	Includes revenues from Fibesa S.A. and Others.
(9)	Land for the development of a shopping center.
(10)	The project includes the construction of a shopping center, a hypermarket, a cinema complex and an office and/or residential building.
(11)	Leasable area does not include the 13,193 square meters corresponding to the hypermarket.
(12)	Corresponds to the “Shopping Centers” and “Consumer Finance” business units mentioned in Note 4 to the Consolidated Financial Statements.

Consumer Finance – Tarshop S.A. Subsidiary

In recent months, and as a result of the international financial context, we faced the need to review economic prospects in general and to revise the company’s business prospects in particular: several decisions were made, all aimed at strengthening the business in the face of the prevailing economic situation.

To face the growing volatility in the international financial scenario and to provide Tarshop S.A. with a suitable capital base taking into account the current market conditions, in September 2008 APSA decided to take part in Tarshop S.A.’s capital increase for up to Ps.60 million, and increased its equity stake in Tarshop S.A. from 80% to 93.4%. The structure costs associated to points of sales were downsized through a 17% cutback, the reduction of 13 points of sales and the leased centralized area by 10% of the total.

In line with the commercial actions, various other measures have been implemented, including:

(i) Redesign of the distribution channel structure.

(ii) Changes in cash lending plans and merchant financing.

(iii) Renegotiation of conditions with merchants.

(iv) Streamlining of lending and collection policies.

(v) Revision of provisioning policies, aimed at establishing an even stricter criterion than the one suggested by the Central Bank.

During the second quarter of fiscal year 2009, Tarshop received financial assistance for an amount of Ps. 105 million, subsequently accepted as irrevocable contribution, for the purpose of strengthening its equity position, improving its financial position and repositioning Tarshop S.A., given the complex situation prevailing in the financial trust market in which part of its activity is engaged and its extremely low capitalization relative to its competitors.

Considering the situation described in the preceding paragraphs, the loan portfolio, including coupons securitized as of March 31, 2009 amounted to Ps. 643.8 million, that is, 29.3% smaller than the Ps. 910.7 million portfolio held as of March 31, 2008.

In addition, as regards collections, the 90-day delinquency rate as of March 31, 2009 amounted to 9.2%.

Therefore, net revenues went down a 17.4% from Ps. 212.7 million for the nine-month period ended March 31, 2008, to Ps. 175.7 million for the same period of the current fiscal year. Gross profit stood at Ps. 78.5 million and the operating loss was Ps. 120.2 million, which reflects a decrease when compared to the Ps. 11.1 million income obtained in the nine-month period ended on March 31, 2008. Net loss for the nine-month period ended on March 31, 2009 was Ps. 66.9 million.

The ensuing operating result for the quarter ended March 2009 was a Ps. 9.4 million loss, which reveals a reduction in losses if we take into consideration the Ps. 73.7 million and Ps. 37.1 million operating losses respectively posted in the first and second quarter of fiscal 2009. This is due to the improved capitalization combined with the relative stabilization in local financial markets, a reduction in loan loss charges and a decrease in operating expenses.

However, we will continue to work in improving Tarshop S.A.’s performance and in readying it to face the conditions currently prevailing in the market.

III. Sales and Developments

In the nine-month period ended March 31, 2009, revenues in the sales and developments segment amounted to Ps.137.1 million, compared to Ps.175.2 million for the same period of the previous fiscal year. The following paragraphs describe the Company’s major developments:

Caballito. On May 4, 2006 we entered into a US$7.5 million swap agreement with Koad S.A. (Koad) whereby we transferred title of block 36 of the property “Terrenos de Caballito” to Koad in order for it to develop at its sole expense, cost and risk, a complex known as “Caballito Nuevo”. The construction works have already started, and include two apartment towers of 34 floors each, with 1, 2 and 3 room units of 40 to 85 sqm. surface area, including a wide variety of amenities and services. In consideration for it, Koad paid to us US$0.05 million while the US$7.45 million balance will be repaid through the delivery of 118 apartment units and 55 parking spaces. The final number of units to be received will depend on the date of actual delivery by Koad, as the agreement provides for rewards based on terms of delivery. At present, this project is in the last development stage. Marketing started in December 2008, and from January 2009 to the date of this release, preliminary sales agreements for 31 units and for 9 parking spaces have been executed.

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata). The Urban Development Solares de Santa María has reached the Draft Project level, and feasibility studies have been filed with the utility companies. An agreement is being reached with the Government of the City of Buenos Aires to send a mutually acceptable Bill of Law and Agreement to the Legislature of the City of Buenos Aires for its consideration and approval.

Horizons residential project. IRSA-CYRELA is developing one of the most significant developments in Greater Buenos Aires in a plot made up by two adjacent blocks located in the Vicente López neighborhood, which will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes, one in each block, with a total of six buildings; a complex facing the river with three 14-story buildings and another complex on Avenida del Libertador with three 17-story buildings, totaling 59,000 own square meters for sales and 110,000 square meters in total construction distributed into 467 units. The showroom was opened to the public in March 2008 quite successfully as the units have all been reserved. As of the date of these financial statements, preliminary sales agreements had been executed for 99% of the own units subject to sale and results will be reflected as progress is made in the execution of the works, consolidated at 50%. The units will be completed and delivered by early 2011.

As of April 30, 2009, the degree of progress of the works corresponding to this project is approximately 2.03% for the “Parque” proyect and 19.16% for the “Rio” proyect.

Terreno Caballito, CYRSA. As of the closing of fiscal year 2008, we and CYRSA executed a barter deed pursuant to which we transferred to CYRSA under a swap agreement the property described below, which has a total surface area of 9,784 square meters: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, CYRSA agreed to carry out in the property a real estate development for residential use, which shall comprise a first stage of two free-perimeter towers and a third building to be developed in a second stage at the option of CYRSA. In exchange for the transfer of the property, CYRSA paid to IRSA US$ 0.12 million and agreed to make a non-cash consideration consisting in transferring under barter to IRSA certain home units in the buildings to be built which will represent 25% of the meters. Furthermore, as security for the performance of its obligations, CYRSA has created a security interest over the property by mortgaging it in favor of IRSA in the amount of US$ 12.6 million.

On July 31, 2008, the deed of conveyance of title to the land was executed.

The following is a detail of the properties being developed by IRSA as of March 31, 2009.

Sales

Statistical Data presented comparatively with the same period of the four previous fiscal years.

SALES	Sales of Properties Accumulated at (Ps. 000)
	03. 31.09	03. 31.08	03. 31.07	03. 31.06	03. 31.05
Residential Apartments
Torres Jardín	513	502	—	—	—
Torres de Abasto (1)	319	295	—	—	11
Edificios Cruceros	—	1,262	8,383	4,246	—
Palacio Alcorta (1)			—	22,969	—
Torres Renoir	48,768	—
Torres Renoir II	—	56,590	—	—	—
Alto Palermo Park (4)	—	—	—	63	—
San Martín de Tours	2,042	2,359	4,109	—	—
Other	452	49	—	—	—

Residential Communities
Abril / Baldovinos (2) (3)	6,136	1,756	1,124	3,620	2,160
Villa Celina I, II and III	76	—	—	—	—

Land Reserve
Terreno Rosario (1)	7,644	3,428	—	—	—
Canteras Natal	—	51	83	—	—
Aguero 596 (1)	1,041	—

Other
Alsina 934	—	—	—	1,833	—
Dique II	—	—	—	—	—
Dique III	—	—	26,206	—	23,624
Bouchard 551	—	108,423	—	—	—
Madero 1020	271	476	—	—	1,806
Torre Bank Boston	6,850	—
Madero 942	6,137	—
Dock del Plata	15,312	—
Libertador 498	36,350	—
Locales Crucero I	2,006	—
Other	3,183	—	108	33	—

TOTAL	137,100	175,191	40,013	32,764	27,601

Notes:

(1)	Through Alto Palermo S.A.
(2)	Retail stores in Abril, which belong to IRSA and IBSA on a 50/50 basis. Includes sale of shares in Abril.
(3)	Includes income from the sale of dormies.
(4)	Through Inversora Bolívar S.A.

Sales and Developments

	Date of Acquisition	Estimated Real/Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units/Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of March 31 of fiscal years (Ps.000) (6)			Book Value Ps./000 (7)
Development									2009	2008	2007
Residential Apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	96.00%	48,768	48,768	—	—	3,299
Crédito permuta Terreno Rosario (8) (15)	04/30/99	—	1,504	15	63.34%	53.77%	0.00%	—	—	—	—	11,023
Terrenos de Caballito (16)	11/03/97	41,947	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Credit for barter of Terreno Caballito (Cyrsa) (15)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	21,087
Credit for barter of Terreno Caballito (KOAD) (15) (17)	11/03/97	—	6,833	118	100.00%	70.00%	26.25%	—	—	—	—	26,109
Libertador 1703 y 1755 (Horizons)	01/16/07	117,850	59,000	467	50.00%	11.78%	98.00%	—	—	—	—	89,966
Other Residential Apartments (10)	N/A	254,241	123,082	1,554		100.00%	99.59%	389,216	3,326	61,057	12,492	2,194

Subtotal Residential Apartments		436,899	213,037	2,183				437,984	52,094	61,057	12,492	158,107

Residential Communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1,273	100.00%	100.00%	97.00%	228,227	6,136	1,756	1,124	5,206
Crédito permuta Terreno Benavidez (15)	11/18/97	—	125,889	110	100.00%	97.00%	100.00%	11,830	—	—	—	9,995
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	76	—	—	—

Subtotal Residential Communities		135,697	1,610,764	1,602				254,085	6,212	1,756	1,124	15,201

Land Reserves
Puerto Retiro (9)	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,251
Santa María del Plata	07/10/97	—	675,952	—	90.00%	0.00%	10.00%	31,000	—	—	—	135,785
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Terrenos Alcorta (8)	07/07/98	—	1,925	—	63.34%	0.00%	100.00%	22,969	—	—	—	—
Terreno Rosario (8)	04/30/99	—	42,620	—	63.34%	0.00%	19.85%	11,072	7,644	3,428	—	14,527
Caballito Mz 35	11/13/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	—	—
Canteras Natal Crespo	07/27/05	—	4,320,000	—	50.00%	0.00%	0.00%	223	—	51	83	5,555
Terreno Berutti (8)	06/24/08	—	3,238	—	63.34%	0.00%	0.00%	—	—	—	—	52,122
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Espacio Aereo Coto (8)	09/24/97	—	19,755	—	63.34%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96	—	3,201	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Terreno Caballito (8)	11/03/97	—	23,389	—	63.34%	0.00%	0.00%	—	—	—	—	36,741
Patio Olmos	09/25/07	—	5,147	—	100.00%	100.00%	100.00%	—	—	—	—	32,949
Otras Res. de Tierra (12)	N/A	—	16,788,143	—	81.67%	0.00%	0.00%	1,041	1,041	—	—	11,873

Subtotal Land Reserves			24,015,072	—				85,457	8,685	3,479	83	385,146

Others
Dique III	09/09/99	—	10,474	3	100.00%	0.00%	100.00%	91,638	—	—	26,206	—
Bouchard 551	03/15/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	108,423	—	—
Madero 1020	12/21/95	—	5,056	N/A	100.00%	100.00%	100.00%	16,947	271	476	—	—
Della Paoleras 265	08/27/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	6,850	—	—	—
Madero 942	08/31/94	—	732	N/A	100.00%	100.00%	100.00%	6,137	6,137	—	—	—
Dock del Plata	11/15/06	—	1,600	N/A	100.00%	100.00%	100.00%	15,312	15,312	—	—	—
Libertador 498	12/20/95	—	3,099	N/A	100.00%	100.00%	100.00%	36,350	36,350
Locales Crucero I		—	192	N/A	100.00%	100.00%	100.00%	2,006	2,006
Otros (13)	N/A	—	7,017	33	100.00%	100.00%	99.22%	24,651	3,183	—	108	—

Subtotal Others		—	38,588	36				308,314	70,109	108,899	26,314	—

TOTAL (14)		572,596	25,877,461	3,821				1,085,840	137,100	175,191	40,013	558,454

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects developed or being developed (adjusted for inflation as of 02/28/03, if applicable)
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales as per the preliminary sales agreement for which no deed for the conveyance of title has yet been executed.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation up to 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of March 31, 2009, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Through Inversora Bolívar S.A.
(10)	Includes the following properties: Torres de Abasto, Edificios Cruceros, San Martin de Tours, Alto Palermo Park, Caballito Mz 36, Torre Renoir II barter, Minetti D, Dorrego 1916 and Padilla 902 through IRSA.
(11)	Directly through IRSA and indirectly through Inversora Bolivar S.A. Includes sales of shares in Abril.
(12)	Includes the following land reserves: Isla Sirgadero,, Terreno San Luis, Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II, and C.Gardel 3134, C.Gardel 3128, Aguero 596 (fully sold), Zelaya 3102, Conil and Others APSA (through APSA).-
(13)	Includes the following property: Puerto Madero Dock XIII. It also includes income from termination (through IRSA and IBSA) and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.
(14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(15)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(16)	Owned by CYRSA S.A.
(17)	The degree of progress of the works is as reported on December 31, 2008.

IV. Hotels

Income from the hotel segment rose by 10.5%, up from Ps. 115.1 million for the first nine months of fiscal 2008 to Ps. 127.1 million for the same period in fiscal 2009.

This was mainly due to the increase in the average rate, which in the first nine-month period of fiscal 2009 reached an average Ps.642 per room rate, compared to Ps.619 in the previous period whereas average occupancy was 73.9% compared to 75.7% for the same period in the previous fiscal year. This slight drop in the occupancy average can be attributed to Hotel Llao-Llao, whose average occupancy level for the nine-month period ended March 2009 was 60.6%.

The following table shows information regarding our hotels for the nine-month period as of March 31, 2009.

Hotels	Date of	IRSA’s Effective	Number of	Average Occupancy	Average Price per room Ps.	Sales as of March 31 Ps./000			Book Value as of March 31, 2009 (Ps.000)
	Acquisition	Interest	Rooms	(1)	(2)	2009	2008	2007
Intercontinental (3)	11/01/97	76.34%	309	74.6%	539	45,442	41,165	33,107	57,868
Sheraton Libertador (4)	03/01/98	80.00%	200	86.6%	444	28,777	25,181	22,019	43,638
Llao Llao (5)	06/01/97	50.00%	201	60.6%	1126	52,920	48,732	39,246	88,880
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	73.9%	646	127,139	115,078	94,372	212,286

Notes:

1)	Accumulated average in the nine-month period.
2)	Accumulated average in the nine -month period.
3)	Through Nuevas Fronteras S.A. (Subsidiary of Inversora Bolívar S.A.).
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

V. Financial and other transactions

Consolidated Financial Debt. As of March 31, 2009, the composition of the Company’s financial debt was as follows:

IRSA’s Debt (without APSA)	Issue Currency	Outstanding principal In equivalent US$ MM			Rate	Maturity
Short-term debt	AR$	US$	12.10		Float	Until Sept-09
Acquisition of shares in Palermo Invest S.A.	US$	US$	3.00		9.00%	Oct-09
Mortgage payable over Llao Llao	US$	US$	0.76		7.00%	Dec-09
Guaranteed loans for Argentine Hotels	US$	US$	5.56		libor + 700 bps	Mar-10
Acquisition of the Edificio República building	US$	US$	33.56		12.00%	Apr-13
IRSA’s Notes (Negotiable obligations)	US$	US$	150.00		8.50%	Feb-17
Total Debt		US$	204.98

APSA’s Debt	Issue Currency	Outstanding principal In equivalent US$ MM			Rate	Maturity
Short-term debt	AR$	US$	27.70		Float	Less than 180 days
Tarshop Bank Loans	AR$	US$	14.41		Float	Until May 2010
Acquisition of Beruti Plot	US$	US$	4.45		0.00%	Feb-10
Series I Notes	US$	US$	120.00	(3)	7.88%	May-17
Series II Notes	AR$	US$	41.41	(1)	11.00%	Jun-12
Total Debt		US$	207.97
APSA’s Convertible Notes(2)	US$	US$	15.49		10.00%	Jul-14

(1)	At March 31, 2008 Alto Palermo S.A. repurchased a principal amount equivalent to 4,818,000 of Series II Notes.
(2)	It does not include 31,738,262 of APSA’s Convertible Negotiable Obligations that are held by IRSA.
(3)	Includes US$ 27,888,000 in principal amount held by IRSA and US$ 5,000,000 in principal amount held by APSA, which have been eliminated from the accounting as a result of its consolidation into IRSA.
(4)	Exchange rate used: US$ 1 = Ps. 3.719

VI. Purchase of APSA’s Notes

After the close of the nine-month period of fiscal 2009, IRSA purchased US$ 11.8 million in principal amount of APSA’s Series I Notes, as well as a principal amount equivalent to US$ 15.1 million of APSA’s Series II Notes.

VII. Brief comment on prospects for the next quarter

The deceleration of the economy has started to take its toll on the level of income derived from business activities in general, and our business segments do not stand aloof from this reality.

However, as concerns our Shopping Center segment in particular, our various shopping centers are uniquely attractive to our tenants, as has been shown by their willingness to join the new project that we expect to launch in the coming days: More than 94% of the leasable area of Dot Baires (the shopping center at Av. Gral. Paz. and Panamericana) has already been taken. We believe that given its location and commercial proposal, Dot Baires will add substantial value to our portfolio.

Another important component of our commercial strategy for maintaining the attractiveness of our shopping centers consists in launching marketing campaigns to attract customers and nationally and internationally recognized tenants. Therefore, we will continue to promote tenant diversification and to promote the participation of top brands in our shopping centers so as to offer our consumers the best products in the market. In this way, brands such as Salvatore Ferragamo, North Face and Starbucks have recently joined our proposal.

As concerns our Consumer Finance business, we will continue to take actions on those areas that call for an improvement in this segment’s operating and financial performance, taking measures aimed at stabilizing the business in light of the present economic scenario.

As concerns our lease office segment in Buenos Aires, we have recently noted certain caution among potential lessees regarding decisions to lease larger areas. However, we have agreed on a lease for our most recent addition to our portfolio, the Dique IV office building.

Regarding the Sales and Development segment, we will continue to make progress in the execution of the first project launched through the IRSA-CYRELA vehicle, in which sales have been booked for almost 100% of the units and work progress may be already perceived. As concerns our other future ventures, we will continue evaluating the appropriate moment to launch these projects.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

Legal address: Bolívar 108 – 1st floor

Autonomus City of Buenos Aires

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2009, and the related statements of income, of changes in shareholders’ equity and of cash flows for the nine-month periods ended March 31, 2009 and 2008 and the supplementary notes 1 to 29 and exhibits A to I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at March 31, 2009, and the consolidated statements of income and of cash flows for the nine-month periods ended March 31, 2009 and 2008, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2008 and 2007, on which we issued our unqualified report on September 8, 2008, we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at March 31, 2009 and 2008 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’ s financial statements at June 30, 2008.

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at March 31, 2009, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records amounted to thousands of Ps. 320, none of which was claimable at that date.

Autonomous City of Buenos Aires, May 12, 2009.

PRICE WATERHOUSE & Co. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner)
C.P.C.E.C.A.B.A. To 1 Fo 17 Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. To 245 Fo 61	C.P.C.E.C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. To 102 F° 191

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

	By:	/S/ Saúl Zang
	Name:	Saúl Zang
	Title:	Vice Chairman of the Board of Directors

Dated: May 19, 2009.